UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 18, 2019

Commission file number: 001-38562

New Frontier Health Corporation

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

23rd Floor, 299 QRC

287-299 Queen’s Road Central

Hong Kong

(Address of Principal Executive Offices)

Roberta Lipson
Chief Executive Officer
23rd Floor, 299 QRC

287-299 Queen’s Road Central

Hong Kong
Telephone: 852-3703-3251
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on which Registered
Ordinary Shares	NFH	New York Stock Exchange
Warrants	NFH WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

On December 24, 2019 the issuer had 131,356,980 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

TABLE OF CONTENTS

		Page

	PART I	3

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3

A.	Directors and Senior Management	3
B.	Advisors	3
C.	Auditors	3

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3

A.	Offer Statistics	3
B.	Method and Expected Timetable	3

ITEM 3.	KEY INFORMATION	3

A.	Selected Financial Data	3
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4

ITEM 4.	INFORMATION ON THE COMPANY	4

A.	History and Development of the Company	4
B.	Business Overview	4
C.	Organizational Structure	4
D.	Property, Plants and Equipment	5

ITEM 4A.	UNRESOLVED STAFF COMMENTS	5

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	5

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	5

A.	Directors and Senior Management	5
B.	Compensation	5
C.	Board Practices	5
D.	Employees	5
E.	Share Ownership	5

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	6

A.	Major Shareholders	6
B.	Related Party Transactions	8
C.	Interests of Experts and Counsel	8

- i -

ITEM 8.	FINANCIAL INFORMATION	8

A.	Consolidated Statements and Other Financial Information	8
B.	Significant Changes	8

ITEM 9.	THE OFFER AND LISTING	8

A.	Offer and Listing Details	8
B.	Plan of Distribution	8
C.	Markets	9
D.	Selling Shareholders	9
E.	Dilution	9
F.	Expenses of the Issue	9

ITEM 10.	ADDITIONAL INFORMATION	9

- ii -

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purpose of this report only, references in this report to:

•	“NFH,” “we,” “us,” “our,” or the “Company” are to New Frontier Health Corporation (f/k/a New Frontier Corporation), a public company incorporated under the laws of Cayman Islands; and

•	“Business Combination” is to the acquisition and other transactions contemplated by the Transaction Agreement, dated as of July 30, 2019 (the “Transaction Agreement”), by and among the Company, NF Unicorn Acquisition L.P., a Cayman Islands exempted limited partnership and wholly owned indirect subsidiary of the Company (the “Company Buyer Sub” and, together with the Company, the “Buyer Parties”), Healthy Harmony Holdings, L.P., a Cayman Islands exempted limited partnership (“Healthy Harmony”), Healthy Harmony GP, Inc., a Cayman Islands exempted company and the sole general partner of Healthy Harmony (“HH GP”) and the sellers named therein (the “Sellers”), pursuant to which on December 18, 2019 (the “Closing”) the Company (i) indirectly acquired 100% of the outstanding equity interests in Healthy Harmony and HH GP for approximately $1.3 billion in the aggregate and (ii) changed its name from New Frontier Corporation to New Frontier Health Corporation. The business operations of Healthy Harmony are conducted under the brand name “United Family Healthcare” and, together with HH GP, are referred to collectively herein as “UFH”.

Forward-Looking Information

This report includes statements that express NFH’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting NFH. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of NFH to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include those generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

NFH’s directors and executive officers immediately following the consummation of the Business Combination are described in the definitive proxy statement filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on November 27, 2019 (as supplemented, the “Proxy Statement”) under the heading “Management of NFH Following the Business Combination” beginning on page 224, which is incorporated herein by reference.

B.	Advisors

Simpson Thacher & Bartlett LLP acts as the M&A counsel to NFH. Maples and Calder (P.O. Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104 Cayman Islands) acts as Cayman Islands counsel to NFH. Winston & Strawn LLP (200 Park Avenue, New York, New York, 10166 USA) acts as United States securities counsel to NFH.

C.	Auditors

From the Company’s inception through the consummation of the Business Combination, WithumSmith+Brown, PC (200 Jefferson Park, Suite 400, Whippany, NJ 07981) has acted as the Company’s independent registered public accounting firm. Upon and following the consummation of the Business Combination, Ernst & Young Hua Ming LLP (16/F, Ernst & Young Tower, Oriental Plaza, 1 East Changan Avenue, Dongcheng District, Beijing, 100738, China) has and will continue to act as the Company’s independent registered public accounting firm.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Information regarding NFH’s selected financial data is described in NFH’s Proxy Statement under the heading “Selected Historical Financial Information of Healthy Harmony” beginning on page 32, which is incorporated herein by reference.

B.	Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of September 30, 2019:

•	on historical basis; and
•	on a pro forma, as adjusted basis, after giving effect to the Business Combination.

	As of September 30, 2019
	Actual		Pro Forma Combined
	RMB	USD	RMB	USD
Cash and cash equivalents	8,862	$1,240	1,695,759	$237,245
Investment held in Trust Account	2,112,005	295,480	-	-

Debt:
Deferred underwriting commissions	49,408	6,913	-	-
Interest-bearing bank borrowings (Assumed and New Borrowing)	-	-	2,539,330	355,265
Total debt	49,408	6,913	2,539,330	355,265

Commitments:
Class A ordinary shares subject to possible redemptions:	1,972,062	275,902	-	-

Shareholders Equity:
NFC Class A ordinary shares	-	-	-	-
NFC Class B ordinary shares	8	1	-	-
Preferred shares	-	-	-	-
Ordinary shares	-	-	92	13
Additional paid-in capital	54,576	7,636	8,616,229	1,205,455
Retained Earnings/ (Accumulated deficit)	(18,847)	(2,637)	(332,132)	(46,467)
Total shareholders’ equity	35,737	5,000	8,284,189	1,159,001
Noncontrolling interest			16,617	2,325
Total equity	35,737	5,000	8,300,806	1,161,326

Total capitalization	2,057,207	$287,815	10,840,136	$1,516,591

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risks associated with our business are described in NFH’s Proxy Statement under the heading “Risk Factors” beginning on page 37, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The history and development of NFH are described in NFH’s Proxy Statement under the headings:

•	“Summary of the Proxy Statement – Structure Following the Business Combination” beginning on page 14.

•	“Summary of the Proxy Statement – Summary of the Transaction Agreement” beginning on page 17;

•	“The Business Combination Proposal” beginning on page 98;

•	“Business of Healthy Harmony” beginning on page 181; and

•	“Description of Securities” beginning on page 239.

These descriptions are incorporated herein by reference.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers (including NFH) that we file electronically with the SEC at http://www.sec.gov. NFH also maintains a public website at http://www.NFH.com.cn.

B.	Business Overview

The business of NFH is described in NFH’s Proxy Statement under the heading “Business of Healthy Harmony” beginning on page 181, which is incorporated herein by reference.

C.	Organizational Structure

The Company’s organizational structure is described in NFH’s Proxy Statement under the heading “Summary of the Proxy Statement – Structure Following the Business Combination” beginning on page 14, which is incorporated herein by reference.

D.	Property, Plants and Equipment

Information regarding NFH’s property, plants and equipment is described in NFH’s Proxy Statement under the heading “Business of Healthy Harmony—Properties” on page 194, which is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the disclosure contained in NFH’s Proxy Statement under the heading “Healthy Harmony’s Operating and Financial Review and Prospects” beginning on page 203 and that information is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

NFH’s directors and executive officers immediately following the consummation of the Business Combination are described in NFH’s Proxy Statement under the heading “Management of NFH Following the Business Combination” beginning on page 224, which is incorporated herein by reference.

B.	Compensation

The compensation of NFH’s executive officers and directors is described in NFH’s Proxy Statement under the headings “Management of NFH Following the Business Combination – Post-Combination Company Executive Compensation,” Management of NFH Following the Business Combination – Director Compensation” and “Management of NFH Following the Business Combination – New Frontier Health Corporation 2019 Omnibus Incentive Plan” on page 224, which is incorporated herein by reference.

C.	Board Practices

NFH’s board practices immediately following the consummation of the Business Combination are described in NFH’s Proxy Statement under the heading “Management of NFH Following the Business Combination” beginning on page 228, which is incorporated herein by reference.

D.	Employees

The information in NFH’s Proxy Statement under the heading “Business of Healthy Harmony—Employees” on page 194 is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 131,356,980 of our ordinary shares outstanding as of December 26, 2019 (subsequent to the Closing), based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of ordinary shares	%
Roberta Lipson	3,590,799	2.7%
Walter Xue	62,088	*
Jeffrey Staples	108,911	*
DJ Hamblin-Brown	20,936	*
Antony Leung(2)	20,117,500	22.6%
Carl Wu(3)	18,705,000	14.2%
David Zeng(4)	206,250	*
Edward Leong Che-hung	10,000	*
Frederick Ma Si-hang	--	--
Shan Fu	--	--
Qiyu Chen	--	--
All Directors and Executive Officers as a Group (Eleven Individuals)	25,528,984	19.4%

Five Percent Holders:
New Frontier Public Holding Ltd.(5)	17,292,500	13.2%
Fosun Industrial Co., Limited.(6)	9,400,000	7.2%
Certain funds and accounts advised by Nan Fung Group Holdings Limited (7)	9,650,000	7.4%
Vivo Capital Fund IX (Cayman), L.P.(8)	14,300,000	10.9%
Certain funds and accounts advised by Capital Research and Management Company(9)	13,321,186	10.2%

* Less than one percent.

(1)	Unless otherwise noted, the business address of each of the shareholders listed is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(2)	Includes (x) (i) 9,542,500 ordinary shares, (ii) 7,750,000 private placement warrants and (iii) 7,750,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor; (y) (i) (a) 600,000 ordinary shares, (b) 300,000 public warrants and (c) 300,000 ordinary shares underlying the public warrants purchased by entities affiliated with Mr. Leung in NFC’s initial public offering, (ii) (a) 1,575,000 ordinary shares, (b) 350,000 forward purchase warrants and (c) 350,000 ordinary shares underlying the forward purchase warrants, held of record by Mr. Leung or entities affiliated with Mr. Leung.

(3)	Includes (x) (i) 9,542,500 ordinary shares, (ii) 7,750,000 private placement warrants and (iii) 7,750,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor; and (y) (i) (a) 300,000 ordinary shares, (b) 150,000 public warrants and (c) 150,000 ordinary shares underlying the public warrants purchased by entities affiliated with Mr. Wu in NFC’s initial public offering, (ii) (a) 787,500 ordinary shares, (b) 175,000 forward purchase warrants and (c) 175,000 ordinary shares underlying the forward purchase warrants, held of record by Mr. Wu or entities affiliated with Mr. Wu.

(4)	Interests shown include (i) 206,250 ordinary shares, (ii) 37,500 ordinary shares underlying forward purchase warrants, and (iii) 37,500 forward purchase warrants.

(5)	Antony Leung and Carl Wu share voting and dispositive power over the securities held by the Sponsor. Each of Mr. Leung and Mr. Wu disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The interests shown include (i) 9,542,500 ordinary shares, (ii) 7,750,000 private placement warrants and (iii) 7,750,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor. The Sponsor may also be deemed to beneficially own an additional 22,929,125 ordinary shares pursuant to certain irrevocable proxies, each dated as of December 17, 2019, granted to the Sponsor by certain shareholders, pursuant to which the Sponsor may vote the ordinary shares subject to such irrevocable proxies at any meeting of NFH’s shareholders until such time as the granting shareholder no longer owns such ordinary shares. See “Irrevocable Proxies” in Item 10.C. of this report on Form 20-F. In addition, the Sponsor is a party to (i) the Fosun Director Nomination Agreement, pursuant to which the Sponsor and Fosun (as defined below) have agreed to vote or cause to be voted all ordinary shares beneficially owned or controlled (directly or indirectly) by them in favor of any director nominee(s) nominated or supported by the other party, (ii) the Vivo Director Nomination Agreement, pursuant to which the Sponsor and Vivo (as defined below) have agreed to vote or cause to be voted all ordinary shares beneficially owned or controlled (directly or indirectly) by them in favor of any director nominee(s) nominated or supported by the other party, and (iii) certain Director Support Letter Agreements, each dated as of December 17, 2019, pursuant to which certain shareholders have agreed to vote an aggregate of 17,325,000 ordinary shares in favor of any director nominee nominated or supported by the Sponsor. See “Fosun Director Nomination Agreement,” “Vivo Director Nomination Agreement” and “Director Support Letter Agreements” in Item 10.C. of this report on Form 20-F.

(6)	Fosun Industrial Co., Limited is a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., which is a subsidiary of Shanghai Fosun High Technology (Group) Co., Ltd., which is a wholly-owned subsidiary of Fosun International Limited, which is a subsidiary of Fosun Holdings Limited, which is a wholly-owned subsidiary of Fosun International Holdings Ltd. Guo Guangchang controls shares. Interests shown include 9,400,000 ordinary shares. In addition, the Sponsor and Fosun are parties to the Fosun Director Nomination Agreement. See note 5 above. The address for this shareholder is Building A, No. 1289 Yishan Road, Shanghai 200233, China.

(7)	Includes NF SPAC Holding Limited (“NF SPAC”) and Sun Hing Associate Limited (“Sun Hing”) Interests shown include (i) 8,350,000 ordinary shares, (ii) 600,000 ordinary shares underlying the public warrants, (iii) 600,000 public warrants, (iv) 700,000 ordinary shares underlying the forward purchase warrants, and (v) 700,000 forward purchase warrants. Each of NF SPAC and Sun Hing is an indirect wholly-owned subsidiary of Nan Fung Group Holdings Limited (“NFGHL”). The members of the Executive Committee of NFGHL make investment decisions with respect to the securities directly and indirectly held by NFGHL and, therefore, the securities held by NF SPAC and Sun Hing. Mr. Antony Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. The address for Nan Fung Group is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central, Hong Kong.

(8)	Vivo Capital IX (Cayman), LLC is the general partner of Vivo Capital Fund IX (Cayman), L.P. The voting members of Vivo Capital IX Kung, Albert Cha, Shan Fu, Edgar Engleman and Chen Yu, none of whom has individual voting or investment power with respect to the shares. Interests shown include 14,300,000 ordinary shares. In addition, the Sponsor and Vivo are parties to the Vivo Director Nomination Agreement. See note 5 above. The address for Vivo Capital Fund IX (Cayman), L.P. is Suite 1801, West Tower, Twin Towers B12 Jianguomenwai Ave, Chaoyang District, Beijing, 100022.

(9)	Includes SMALLCAP World Fund, Inc. (“SCWF”), American Funds Insurance Series — Global Small Capitalization Fund (“VISC”) and American Funds Developing World Growth and Income Fund (“AFDWGI” and, together with SCWF and VISC, the “CRMC Shareholders”). Capital Research and Management Company (“CRMC”) is the investment adviser to each of the CRMC Shareholders. CRMC and/or Capital Research Global Investors (“CRGI”) may be deemed to be the beneficial owner of all of the securities expected to be held by the CRMC Shareholders; however, each of CRMC and CRGI expressly disclaim that it is the beneficial owner of such securities. Julian N. Abdey, Noriko H. Chen, Peter Eliot, Brady L. Enright, Bradford F. Freer, Leo Hee, Roz Hongsaranagon, Claudia P. Huntington, Jonathan Knowles, Harold H. La, Aidan O’Connell, Andraz Razen, Gregory W. Wendt and Dylan Yolles, as portfolio managers, are expected to have voting and investment power over the securities to be held by SCWF. Bradford F. Freer, Claudia P. Huntington, Harold H. La, Aidan O’Connell and Gregory W. Wendt, as portfolio managers, are expected to have voting and investment for each of the CRMC Shareholders is c/o Capital Research and Management Company, 333 South Hope Street, 55th Los Angeles, CA 90071. The CRMC Shareholders may be affiliates of a broker-dealer.

B.	Related Party Transactions

Related party transactions are described in NFH’s Proxy Statement under the heading “Certain Relationships and Related Person Business Combination” beginning on page 234, which is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in NFH’s Proxy Statement under the heading “Business of Healthy Harmony—Legal Proceedings” on page 200, which is incorporated herein by reference.

Dividend Policy

NFH’s policy on dividend distributions is described in NFH’s Proxy Statement under the heading “Description of Securities – Dividends” on page 247, which is incorporated herein by reference.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Offer and listing details of NFH’s securities are described in NFH’s Proxy Statement under the heading “Description of Securities” beginning on page 239, which is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

See disclosures above under “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this report, we had (i) 490,000,000 ordinary shares (US$ 0.0001 par value) authorized, (ii) 131,356,980 ordinary shares issued and outstanding, (iii) 10,000,000 preference shares (US$0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 7,750,000 private placement warrants outstanding (which were issued in connection with the Company’s initial public offering), (vi) 4,750,000 forward purchase warrants outstanding and (vi) 14,375,000 public warrants outstanding.

NFH’s share capital is further described in NFH’s Proxy Statement under the headings:

•	“Description of NFH’s Securities—Authorized and Outstanding Shares” on page 239; and

•	“Description of NFH’s Securities—Warrants” beginning on page 243.

These descriptions are incorporated herein by reference.

B.	Memorandum of Association and Articles of Association

The following represents a summary of certain key provisions of NFH’s amended and restated memorandum and articles of association (the “Articles”). The summary does not purport to be a summary of all of the provisions of the Articles. For more complete information, you should read the Articles which are listed as an exhibit to this report.

Objects

Our Articles state that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Directors

Our Articles do not restrict a director’s power to vote in respect of any contract or transaction in which he or she is interested (provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon), vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of the Company in order to serve as directors.

Ordinary shares

Holders of ordinary shares are entitled to receive ratable dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any rights of any outstanding series of preferred shares.

Upon our winding up, liquidation and dissolution and after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, holders of ordinary shares will be entitled to receive pro rata our remaining assets available for distribution.

The rights, powers and privileges of holders of our ordinary shares are subject to those of holders of any shares of our preferred shares or any other series or class of shares we may authorize and issue in the future.

Our ordinary shares are not subject to any sinking fund.  All of our issued shares are fully paid up and none of our shareholders are liable for further capital calls.  There are no provisions in the Articles that discriminate against any existing or prospective holder of our ordinary shares as a result of such shareholder owning a substantial number of shares.

Preferred Shares

Our Articles provide that preferred shares may be issued from time to time in one or more series. Our Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board of Directors will be able, without shareholder approval, to issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of the board to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

Voting and Election of Directors

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred shares, the holders of ordinary shares will possess all voting power for the election of our directors and all other matters requiring shareholder action and will at all times vote together as one class on all matters submitted to a vote of our shareholders. Holders of ordinary shares will be entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors. Holders of our ordinary shares will not have cumulative voting rights in the election of directors.

Preemptive or Other Rights

There will be no sinking fund or redemption provisions applicable to our ordinary shares.

Election of Directors

Our board consists of eight directors.  Each of our directors will have a term that expires at our annual general meeting of shareholders in 2020, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the election of directors, with the result that directors will be elected by a majority of the votes cast at an annual general meeting of NFH.

General Meetings

At least five clear days’ notice are required to be given of any general meeting, which notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting.  No business will be transacted at any general meeting unless a quorum is present. The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ request, will be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present will be a quorum.

Annual General Meetings

Any annual general meeting will be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in October of each year at ten o’clock in the morning. At these meetings the report of the directors (if any) shall be presented. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Extraordinary General Meetings

All general meetings other than annual general meetings are extraordinary general meetings. Shareholders holding not less than 10% in par value of the issued ordinary shares with voting rights can request, and the directors shall convene, extraordinary general meetings. Such shareholders’ request must state the objects of the meeting and must be signed by the requesting shareholders and deposited at the Registered Office.

If there are no directors as at the date of the deposit of the shareholders’ request or if the directors do not within twenty-one days from the date of such request duly proceed to convene a general meeting to be held within a further twenty-one days, the requesting shareholders, or any of them representing more than 50% of the total voting rights of all of the requesting shareholders, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

Our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles provide that the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Cayman Islands Companies Law (2018 Revision)) upon such terms as our directors may determine and (to the extent required by the Cayman Islands Companies Law (2018 Revision)) with the approval of a Special Resolution.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the Cayman Islands Companies Law (2018 Revision) and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Cayman Islands Companies Law (2018 Revision).

C.	Material Contracts

Amendment to Lipson Reinvestment Agreement

In connection with the Closing, on December 17, 2019, the Company entered into the Amendment to Founder Reinvestment Agreement with the Lipson Parties, pursuant to which all of the issued and outstanding Partnership Options (as defined therein) held by Ms. Lipson at the Closing were converted into vested NFH options, which may only be exercised on a “net exercise” or “cashless basis.” In addition, the Lipson parties agreed to certain transfer restrictions as described elsewhere in this report.

Fosun Director Nomination Agreement

In connection with the Closing, on December 18, 2019, the Company entered into a director nomination agreement (the “Fosun Director Nomination Agreement”) with Fosun Industrial Co., Limited (“Fosun”), pursuant to which Fosun nominated Mr. Qiyu Chen to our board of directors to serve as co-chairman. In addition, Fosun is entitled to nominate (i) three nominees (including one nominee for independent director) to our board of directors for so long as it beneficially owns at least 22.5% of the total number of ordinary shares then issued and outstanding, (ii) two nominees to our board of directors for so long as it beneficially owns at least 10.8%, but less than 22.5% of the total number of ordinary shares then issued and outstanding, or (iii) one nominee to our board of directors for so long as it beneficially owns at least 3.33%, but less than 10.8% of the total number of ordinary shares then issued and outstanding; provided that, in each case of  (i) to (iii), if Mr. Qiyu Chen is nominated by Fosun to our board of directors, then Mr. Qiyu Chen shall serve as a co-chairman of our board of directors. Fosun shall also have the right to appoint one non-voting observer to our board of directors.

Pursuant to the Fosun Director Nomination Agreement, for so long as Fosun beneficially owns at least 3.33% of the total number of ordinary shares then issued and outstanding, the Sponsor shall vote all of the ordinary shares owned or controlled by it or over which it has voting power or otherwise has the right to direct the voting, to elect each and every director nominee of Fosun as a director to our board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action, and for so long as the Sponsor beneficially owns at least 3.33% of the total number of ordinary shares then issued and outstanding, Fosun shall vote all of the ordinary shares owned or controlled by it or over which it has voting power, to elect each and every “Nominee” of the Sponsor (as defined in the Sponsor Director Nomination Agreement (as defined below)) as a director to our board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action. The foregoing voting undertaking shall terminate upon delivery of a written notice from Fosun to NFH at any time after the second anniversary of the Closing.

The Fosun Director Nomination Agreement will terminate upon the earlier to occur of (i) Fosun ceasing to beneficially own at least 3.33% of the total number of ordinary shares then issued and outstanding and (ii) Shanghai Fosun Pharmaceutical (Group) Co., Ltd. ceasing to beneficially own a majority of the issued and outstanding securities in Fosun.

Vivo Director Nomination Agreement

In connection with the Closing, on December 17, 2019, the Company entered into a director nomination agreement (the “Vivo Director Nomination Agreement”) with Vivo Capital Fund IX (Cayman), L.P. (“Vivo”), pursuant to which Vivo had the right to nominate for election two individuals to our board of directors at the Closing. As such, Vivo nominated Shan Fu to our board of directors and is expected to nominate another independent director to fill the current vacancy on our board of directors. In addition, Vivo is entitled to nominate (i) two nominees (including at least one nominee for independent director) to our board of directors for so long as it beneficially owns at least 6.66% of the total number of ordinary shares then issued and outstanding or (ii) one nominee to serve as an independent director on our board of directors for so long as it beneficially owns at least 3.33%, but less than 6.66% of the total number of ordinary shares then issued and outstanding. Vivo shall also have the right to appoint one non-voting observer to our board of directors.

Pursuant to the Vivo Director Nomination Agreement, for so long as Vivo beneficially owns at least 3.33% of the total number of ordinary shares then issued and outstanding, the Sponsor shall vote all of the ordinary shares owned or controlled by it or over which it has voting power or otherwise has the right to direct the voting, to elect each and every director nominee of Vivo as a director to our board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action, and for so long as the Sponsor beneficially own at least 3.33% of the total number of ordinary shares then issued and outstanding, Vivo shall vote all of the ordinary shares owned or controlled by it or over which it has voting power, to elect each and every “Nominee” of the Sponsor (as defined in the Sponsor Director Nomination Agreement) as a director to our board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action. The foregoing voting undertaking shall terminate upon delivery of a written notice from Vivo to NFH at any time after the second anniversary of the Closing.

The Vivo Director Nomination Agreement will terminate upon Vivo ceasing to beneficially own at least 3.33% of the total number of ordinary shares then issued and outstanding.

Lipson Employment Agreement

In connection with the Closing, on December 17, 2019, the Company entered into an employment agreement (the “Lipson Employment Agreement”) with Roberta Lipson, pursuant to which Ms. Lipson will serve as the Company’s chief executive officer for an initial term of three years from the Closing (subject to certain termination conditions to be set forth therein). The employment is subject to automatic renewal for one-year terms unless terminated by either Ms. Lipson or NFH.

Ms. Lipson will be entitled to an initial annual salary of $600,000 per annum and will be eligible for an annual bonus pursuant to NFH’s short-term cash incentive plan to be established by the executive committee of our board of directors (the “Executive Committee”), along with certain other benefits.

In addition, upon the Closing Ms. Lipson was appointed as a member of our board of directors and will be re-nominated at each subsequent annual meeting of our shareholders during her term of employment, subject to the requirements of the New York Stock Exchange (the “NYSE”), for so long as she is at least a one-percent shareholder of NFH.

Lipson Registration Rights Agreement

In connection with the Closing, on December 17, 2019, the Company entered into a registration rights agreement (the “Lipson Registration Rights Agreement”) with Ms. Lipson, the Benjamin Lipson Plafker Trust, the Daniel Lipson Plafker Trust, the Jonathan Lipson Plafker Trust and the Ariel Benjamin Lee Trust (the foregoing trusts together with Ms. Lipson, the “Lipson Parties”), pursuant to which the Company has agreed to file a registration statement registering the resale of the ordinary shares issued to the Lipson Parties at the Closing as promptly as reasonably practicable following the Closing, but in no event later than the 30th day following the Closing and use its best efforts to cause such registration statement to be declared effective under the Securities Act promptly thereafter.

Sponsor Director Nomination Agreement

In connection with the Closing, on December 17, 2019, the Company entered into a director nomination agreement (the “Sponsor Director Nomination Agreement”) with New Frontier Public Holding Ltd. (the “Sponsor”), pursuant to which the Sponsor has the right to nominate for election a number of individuals to our board of directors at the Closing and at any time thereafter equal to the total number of directors to be so appointed or nominated, less the number of directors to be appointed or nominated by each of Vivo, Fosun Seller and Ms. Lipson; provided that the Sponsor’s nominees shall include a number of individuals who will serve as independent directors such that, assuming such nominees are duly elected or appointed, as applicable, there will be at least three (3) independent directors on our board of directors following such election or appointment, as applicable. In accordance with the terms of the Sponsor Director Nomination Agreement, the Sponsor nominated David Zeng to our board of directors at the Closing.

The Sponsor Director Nomination Agreement will terminate upon the Sponsor ceasing to beneficially own ordinary shares.

Irrevocable Proxies

In connection with the Closing, the Sponsor entered into irrevocable proxies (the “Irrevocable Proxies”) with certain shareholders, including New Frontier Group Ltd. (“NFG”) and entities affiliated with Messrs. Wu and Leung, pursuant to which each such shareholder agreed to grant an irrevocable proxy to the Sponsor to exercise all voting rights attaching to any ordinary shares held by such shareholders at all shareholder meetings of NFH.

Pursuant to the Irrevocable Proxies, such shareholders will have the right to transfer the ordinary shares held by such shareholders, and such transferred ordinary shares will continue to be subject to the Irrevocable Proxies only if the transferee is an affiliate of the transferring shareholder. The Irrevocable Proxies will terminate upon the Sponsor ceasing to hold any shares in NFH.

Nan Fung Letter Agreement

In connection with the Closing, on December 17, 2019, the Sponsor entered into a letter agreement (the “Nan Fung Letter Agreement”) with Nan Fung Group (“Nan Fung”), pursuant to which Nan Fung agreed to, at any shareholder meeting of NFH, (a) through voting proxies to be given by Nan Fung or otherwise, vote, or cause to be voted, all of the ordinary shares directly or indirectly owned or controlled by Nan Fung or its affiliates or over which Nan Fung or any of its affiliates has voting power to elect each and every person who is nominated by the Sponsor or whom is voted in favor of by the Sponsor (each, a “Relevant Nominee”) to serve as a director of NFH, and (b) not initiate, solicit or support any proxy process or contest to voting against, remove or replace any Relevant Nominee or take any similar action. The Nan Fung Letter Agreement will terminate upon the earlier of (a) the second anniversary of the Closing, (b) the mutual consent of the Sponsor and Nan Fung, and (c) the date on which Nan Fung and its affiliates cease to hold any ordinary shares.

Director Support Letter Agreements

In connection with the Closing, on December 17, 2019, the Sponsor entered into letter agreements (the “Director Support Letter Agreements”) with certain shareholders, pursuant to which such shareholders agreed to, at any shareholder meeting of NFH, (a) vote all of the ordinary shares directly or indirectly owned or controlled by such shareholder or its affiliates or over which such shareholder or any of its affiliates has voting power, through voting proxies given by any other shareholder of NFH or otherwise, to elect each and every Relevant Nominee to serve as a director of NFH, and (b) not initiate, solicit or support any proxy process or contest to voting against, remove or replace any Relevant Nominee or take any similar action. Each Director Support Letter Agreement shall become effective upon the Closing and terminate upon the earlier of (a) the mutual consent of the Sponsor and the relevant shareholder, (b) the date on which the relevant shareholder and its affiliates cease to hold any ordinary shares and (c) the date on which Mr. Antony Leung ceases to serve as the chairman of NFG and Mr. Carl Wu ceases to serve as the chief executive officer of NFG.

Management Reinvestment Agreements

In connection with the Closing, on December 17, 2019, the Company entered into certain reinvestment agreements with Healthy Harmony and the Management Sellers (collectively, the “Management Reinvestment Agreements”), pursuant to which (a) all of the LP Interests then held by the Management Sellers will be canceled in consideration of the right of the Management Sellers to receive from the Company, as soon as practicable after the Closing, an aggregate amount equal to the number of the LP Interests so canceled multiplied by the purchase price per LP Interest, (b) (i) all of the Partnership Options then held by the Management Sellers that are vested as of the Closing will be canceled in consideration of the right of the Management Sellers to receive from NFC, as soon as practicable after the Closing, in respect of each Partnership Option that is so canceled, an amount equal to the product of  (x) the aggregate number of LP Interests subject to such Partnership Option (or portion thereof) and (y) the excess, if any, of the purchase price per LP Interest over the exercise price per LP Interest under such Partnership Option, and (ii) all of the Partnership Options then held by the Management Sellers that are not vested as of the Closing will be converted into a number of unvested options of NFH in accordance with the Transaction Agreement; and (c) (i) all of the Partnership RSUs then held by the Management Sellers that are vested as of the Closing were canceled in consideration of the right of the Management Sellers to receive from the Company, as soon as practicable after the Closing, an aggregate amount equal to the aggregate number of LP Interests underlying the Partnership RSUs so canceled, multiplied by the purchase price per LP Interest, and (ii) all of the Partnership RSUs then held by the Management Sellers that were not vested as of the Closing were converted into a number of unvested RSUs of the Company in accordance with the Transaction Agreement.

The Management Sellers also subscribed, in connection with the Closing, for an aggregate number of ordinary shares (the “Management Reinvestment Shares”) equal to (a) their respective aggregate cancellation consideration under the Management Reinvestment Agreements less their respective cash-out amounts, divided by (b) the NFC Share Reference Price.

An aggregate cash amount of approximately $17,850,148 (RMB 127,587,503) (subject to any withholding or deduction under applicable laws and certain adjustments) was paid to the Management Sellers and an aggregate of approximately $16,665,306 (RMB 119,118,608) of NFH ordinary shares were issued to the Management Sellers in accordance with the terms of the Management Reinvestment Agreements at the Closing. An aggregate of approximately $3,718,374 (RMB 26,577,822) of NFH Options and NFH RSUs are expected to be issued to the Management Sellers in respect of their outstanding RSUs and options of Healthy Harmony. Approximately $12 million of the $17,850,148 paid to the Management Sellers will be withheld for individual income tax in China, which was incurred due to the exercise of the options and the vesting of the RSUs. Net of individual income tax, the Management Sellers rolled over approximately 78% of the value of their LP interests, Partnership Options and Partnership RSUs into NFH ordinary shares, NFH Options and NFH RSUs.

The Management Reinvestment Shares are generally subject to a one-year lock-up, subject to certain exceptions.

Senior Secured Term Loan

In order to finance a portion of the purchase price in connection with the Business Combination and in connection with the Closing, NF Unicorn Chindex Holding Limited (the “Borrower”), a wholly owned indirect subsidiary of NFC, entered into a senior secured credit facility as of December 9, 2019 with China Merchants Bank Co., Ltd., New York Branch and Shanghai Pudong Development Bank Putuo Sub-Branch (上海浦东发展银行普陀支行) (“SPDB”) as arrangers and original lenders, and SPDB as agent and security agent (the “Senior Secured Term Facilities Agreement”), pursuant to which the original lenders provided a seven-year senior secured credit facility to the Borrower in an aggregate principal amount equal to RMB 2,094,600,000 (i.e., the RMB equivalent of $300,000,000) (the “Senior Secured Term Loan”).

The Senior Secured Term Loan is denominated and was funded in offshore RMB into a free trade non-resident account of the Borrower opened with SPDB. Given that substantially all of UFH’s revenue and expenses are denominated in RMB, the Senior Secured Term Loan will not create currency exposure for the post-Business Combination company.

The Senior Secured Term Loan is subject to amortization commencing from 12 months after the utilization date of the Senior Secured Term Loan (i.e., December 17, 2019). The interest rate for the Senior Secured Term Loan is set at 100.00 per cent. of the applicable PBOC benchmark annual interest rate for loans denominated in RMB and with tenors of over five years, subject to annual adjustments to reflect the PBOC benchmark annual interest rate applicable as of January 1 each calendar year. As of the date of the Senior Secured Term Facilities Agreement, the interest rate was 4.90 per cent. per annum. The Borrower shall also pay each lender under the Senior Secured Term Loan an arrangement fee at the rate of 1.3 per cent. per annum accruing on each lender’s participation in the Senior Secured Term Loan (subject to adjustment pursuant to the relevant terms set forth in the Senior Secured Term Facilities Agreement).

Under the Senior Secured Term Facilities Agreement, the lenders will benefit from, among others things, the guarantee and security set out in the Senior Secured Term Facilities Agreement, including, on and from the Closing Date, guarantee and security to be provided by certain subsidiaries of UFH after the Closing.

The Senior Secured Term Facilities Agreement also contains certain mandatory prepayment requirements, which will require the Borrower to prepay all or a portion of the Senior Secured Term Loan upon occurrence of illegality, change of control, total sale, or upon receipt of proceeds from disposal, recovery, insurance claims, excess cashflow and Intra-Group Foreign Debt Repayment Proceeds (as defined in the Senior Secured Term Facilities Agreement).

The Senior Secured Term Facilities Agreement also incorporated certain representations and warranties (including, among other things, status, binding obligations, non-conflict with other obligations, power and authority, authorizations, governing law and enforcement, insolvency, no filing or stamp duty, no default, information package, accounts, disputes, compliance with laws, environmental laws, taxation, security, financial indebtedness and guarantee, good title to assets, legal and beneficial ownership, shares, intellectual property, group structure, pari passu ranking, acquisition documents, holding companies, ranking of security, deduction of tax, sanctions and anti-money laundering and anti-corruption), financial covenants (including a semi-annual net leverage ratio test), information undertakings (including, amongst others, delivery of annual audited consolidated financial statements and semi-annual unaudited consolidated financial statements) and other general undertakings (including, amongst others, authorizations, compliance with laws, taxes, mergers, change of business, acquisitions, joint ventures, preservation of assets, pari passu, negative pledge, disposals, arm’s length basis, loans, credit or guarantees, dividends and other restricted payments, financial indebtedness, acquisition documents and constitutional documents, insurances, holding companies, share capital, treasury transactions, sanctions/AML/anti-corruption, intellectual property, environmental compliance, general restrictions, cash account and cash pooling arrangements), in each case, subject to materiality, qualifications, baskets and other customary exceptions set forth in the Senior Secured Term Facilities Agreement.

For the purpose of credit protection, the Senior Secured Term Facilities Agreement also provided for certain events of default which may lead to an acceleration of the Senior Secured Term Loan and early repayment of the Senior Secured Term Loan (together with all accrued interests) at the option of the majority lenders and the acceleration of the Senior Secured Term Loan may lead to an enforcement of the relevant security granted in connection with the Senior Term Loan.

Information concerning NFH’s material contracts governing the business of NFH is included elsewhere in this report or in the information incorporated by reference herein.

D.	Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E.	Taxation

The material United States federal income tax consequences of the Business Combination are described in NFH’s Proxy Statement under the heading “U.S. Federal Income Tax Considerations,” beginning on page 257, which are incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

NFH has filed this report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

NFH is subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by NFH with the SEC, including this report, may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, NFH is exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A description of NFH’s foreign currency exchange rate risk is included NFH’s Proxy Statement under the heading “Healthy Harmony’s Operating and Financial Review and Prospects – Foreign Currency Exchange and Impact of Inflation” beginning on page 206, which is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A description of the rights of NFH’s securities other than equity securities is included NFH’s Proxy Statement under the heading “Description of Securities” beginning on page 239, which is incorporated herein by reference.

PART II

Not Required.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association and Articles of Association of New Frontier Health Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).
2.1	Facilities Agreement, dated December 9, 2019, by and among NF Unicorn Chindex Holding Limited, China Merchants Bank Co., Ltd., New York Branch and Shanghai Pudong Development Bank Putuo Sub-Branch Shang.
2.2	Warrant Agreement, dated June 27, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1. to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).
2.3	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).
2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).
4.1	Letter Agreement, dated June 27, 2018, by and among the Company, its executive officers, its directors and New Frontier Public Holding Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).
4.2	Registration Rights Agreement, dated June 27, 2018, by and between the Company and New Frontier Public Holding Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).

4.3	Form of Forward Purchase Agreement, dated as of June 4, 2018, between the Registrant, New Frontier Public Holding Ltd. and the party listed on the signature page thereto (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1/A (File No. 333-225421), filed with the SEC on June 20, 2018).
4.4	Transaction Agreement, dated as of July 30, 2019, by and among the Company, NFC Buyer Sub, Healthy Harmony, HH GP and the Sellers (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.5	Founder Reinvestment Agreement, dated as of July 30, 2019, by and among NFC and the Lipson Parties (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.6	Amendment No. 1 to Founder Reinvestment Agreement, dated as of December 17, 2019, by and among NFC and the Lipson Parties.[4]
4.7	Employment Agreement, dated as of December 17, 2019, by and between the Company and Roberta Lipson.
4.8	Registration Rights Agreement, dated as of December 17, 2019, by and among the Company, Roberta Lipson and the other parties thereto.
4.9	Form of Management Reinvestment Agreement, by and among the Company, Healthy Harmony Holdings, L.P. and the Management Sellers party thereto (incorporated by reference to Annex Z of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
4.10	Fosun Rollover Agreement, dated as of July 30, 2019, by and between the Company and Fosun Industrial Co., Limited, (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.11	Fosun Director Nomination Agreement, dated as of December 18, 2019, by and among the Company, New Frontier Public Holding Ltd. and Fosun Industrial Co., Limited.
4.12	Vivo Director Nomination Agreement, dated as of December 17, 2019, by and among the Company, New Frontier Public Holding Ltd. and Vivo Capital Fund IX (Cayman), L.P.
4.13	Agreement, dated as of July 30, 2019, by and among Vivo Capital Fund IX (Cayman), L.P., New Frontier Public Holding Ltd., the Company, Antony Leung and Carl Wu (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.14	Form of Subscription Agreement, by and between the Company and certain institutions and accredited investors (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).

4.15	Form of Director Nomination Agreement, by and among the Company, New Frontier Public Holding Ltd. and the shareholders party thereto (incorporated by reference to Annex O of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
4.16	Form of Irrevocable Proxy, by and between New Frontier Public Holding Ltd. and the shareholder party thereto (incorporated by reference to Annex R of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
4.17	Letter Agreement, dated as of December 17, 2019, by and between New Frontier Public Holding Ltd. and the other parties thereto (incorporated by reference to Annex S of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
4.18	New Frontier Health Corporation 2019 Omnibus Incentive Plan (incorporated by reference to Annex E of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
8.1	Subsidiaries of the Registrant.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: December 26, 2019	NEW FRONTIER HEALTH CORPORATION

/s/ Roberta Lipson
Roberta Lipson
Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Page
HEALTHY HARMONY HOLDINGS, L.P.
Six Months Ended 30 June 2019
Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income/(loss) for the six months ended 30 June 2019 and 2018	F-2
Unaudited interim condensed consolidated statement of financial position as of 30 June 2019 and audited consolidated statement of financial position as of 31 December 2018	F-3
Unaudited interim condensed consolidated statements of changes in equity for the six months ended 30 June 2019 and 2018	F-4
Unaudited interim condensed consolidated statements of cash flows for the six months ended 30 June 2019 and 2018	F-5
Notes to unaudited interim condensed consolidated financial information	F-6
Years ended 31 December 2016, 2017 and 2018
Report of Independent Registered Public Accounting Firm	F-16
Consolidated statements of profit or loss and other comprehensive income/(loss) for the years ended 31 December 2016, 2017 and 2018	F-17
Consolidated statements of financial position as at 31 December 2017 and 2018	F-18
Consolidated statements of changes in equity for the years ended 31 December 2016, 2017 and 2018	F-19
Consolidated statements of cash flows for the years ended 31 December 2016, 2017 and 2018	F-20
Notes to the consolidated financial statements
NEW FRONTIER HEALTH CORPORATION
Unaudited Pro Forma Condensed Combined Financial Information for the Nine Months Ended September 30, 2019 and the Year Ended December 31, 2018
Condensed Combined Balance Sheet as of September 30, 2019	F-62
Condensed Combined Statement of Operations for the nine months ended September 30, 2019	F-64
Condensed Combined Statement of Operations for the year ended December 30, 2018	F-65
Notes to the Unaudited Pro Forma Condensed Combined Financial Information	F-66

F-1

HEALTHY HARMONY HOLDINGS, L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR THE SIX MONTHS ENDED 30 JUNE 2019 AND 2018
(Amounts in thousands of Renminbi (“RMB”))

		For the six months ended 30 June
	Notes	2019	2018
		(Unaudited)	(Unaudited)
Revenue	3	1,205,533	990,096

Operating expenses
Salaries, wages and benefits		(687,896)	(566,572)
Supplies and purchased medical services		(193,624)	(127,708)
Depreciation and amortization		(168,853)	(60,506)
Lease and rental expenses		(6,742)	(98,730)
Impairment of trade receivables		(3,216)	(8,756)
Other operating expenses		(156,121)	(112,388)
(Loss)/income from operations		(10,919)	15,436

Other income and expenses
Finance income		1,191	1,305
Finance costs		(69,420)	(5,492)
Foreign exchange losses		(1,826)	(13,743)
Other income, net		796	1,769
Loss before income tax		(80,178)	(725)

Income tax expense	4	(40,690)	(29,588)
Loss for the period		(120,868)	(30,313)

Attributable to:
Owners of the parent		(105,869)	(22,797)
Non-controlling interests		(14,999)	(7,516)
		(120,868)	(30,313)

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations		440	6,927
Other comprehensive income for the period, net of tax		440	6,927
Total comprehensive loss for the period		(120,428)	(23,386)

Attributable to:
Owners of the parent		(105,429)	(15,870)
Non-controlling interests		(14,999)	(7,516)
		(120,428)	(23,386)

F-2

HEALTHY HARMONY HOLDINGS, L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

AS OF 30 JUNE 2019 AND AUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF 31 DECEMBER 2018
(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units and per unit data)

	Notes	30 June 2019	31 December 2018
		(Unaudited)	(Audited)
NON-CURRENT ASSETS

Property and equipment	5	1,863,001	1,894,925
Goodwill		1,121,138	1,121,138
Intangible assets	6	1,089,634	1,092,913
Right-of-use assets		1,706,081	—
Deferred tax assets		52,859	55,732
Restricted cash		350	350
Other non-current assets		79,543	77,444
Total non-current assets		5,912,606	4,242,502
CURRENT ASSETS
Inventories		57,703	57,310
Trade receivables	7	203,304	181,127
Amounts due from related parties	8	29,084	32,670
Prepayments and other current assets		41,595	35,968
Restricted cash		24,315	26,272
Cash and cash equivalents		488,676	596,613
Total current assets		844,677	929,960
Total assets		6,757,283	5,172,462
CURRENT LIABILITIES
Trade payables		87,241	76,107
Contract liabilities		304,364	262,733
Accrued expenses and other current liabilities		622,040	750,230
Amounts due to related parties	8	2,668	2,541
Tax payable		23,459	21,194
Interest-bearing bank borrowings		14,840	20,205
Lease liabilities		89,152	—
Total current liabilities		1,143,764	1,133,010
NET CURRENT LIABILITIES		(299,087)	(203,050)
TOTAL ASSETS LESS CURRENT LIABILITIES		5,613,519	4,039,452
NON-CURRENT LIABILITIES
Interest-bearing bank borrowings		380,180	387,387
Contract liabilities		49,531	39,086
Deferred tax liabilities		263,927	264,698
Lease liabilities		1,670,451	—
Other non-current liabilities		9,121	8,633
Total non-current liabilities		2,373,210	699,804
Net assets		3,240,309	3,339,648
EQUITY
Equity attributable to owners of the parent
Partnership capital (Limited partnership interests units, US$1.00 par value; 24,450,211 and 24,444,862 units issued, fully paid and outstanding, respectively, as of 30 June 2019 and 31 December 2018)		150,586	150,550
Capital surplus		3,506,373	3,485,320
Foreign currency translation reserves		68,837	68,397
Accumulated deficit		(502,104)	(396,235)
		3,223,692	3,308,032
Non-controlling interests		16,617	31,616
Total equity		3,240,309	3,339,648

F-3

HEALTHY HARMONY HOLDINGS, L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2019 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units)

	Attributable to owners of the parent
	Limited partnership interests units	Partnership capital	Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
At 31 December 2018 (audited)	24,444,862	150,550	3,485,320	68,397	(396,235)	3,308,032	31,616	3,339,648
Loss for the period	—	—	—	—	(105,869)	(105,869)	(14,999)	(120,868)
Other comprehensive income for the period:
Exchange differences related to foreign operations	—	—	—	440	—	440	—	440
Total comprehensive income/(loss) for the period	—	—	—	440	(105,869)	(105,429)	(14,999)	(120,428)
Recognition of share-based compensation expenses	—	—	20,872	—	—	20,872	—	20,872
Exercise of share-based compensation (Note 9)	5,349	36	181	—	—	217	—	217
At 30 June 2019 (unaudited)	24,450,211	150,586	3,506,373	68,837	(502,104)	3,223,692	16,617	3,240,309
At 31 December 2017 (audited)	24,312,502	149,638	3,457,440	70,556	(266,237)	3,411,397	55,664	3,467,061
Loss for the period	—	—	—	—	(22,797)	(22,797)	(7,516)	(30,313)
Other comprehensive income for the period:
Exchange differences related to foreign operations	—	—	—	6,927	—	6,927	—	6,927
Total comprehensive income/(loss) for the period	—	—	—	6,927	(22,797)	(15,870)	(7,516)	(23,386)
Recognition of share-based compensation expenses	—	—	8,871	—	—	8,871	—	8,871
Exercise of share-based compensation (Note 9)	10,496	67	299	—	—	366	—	366
At 30 June 2018 (unaudited)	24,322,998	149,705	3,466,610	77,483	(289,034)	3,404,764	48,148	3,452,912

F-4

HEALTHY HARMONY HOLDINGS, L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2019 AND 2018
(Amounts in thousands of Renminbi (“RMB”))

		For the six months ended 30 June
	Notes	2019	2018
		(Unaudited)	(Unaudited)
Cash flows from operating activities

Loss before tax		(80,178)	(725)
Adjustments for:
Depreciation and amortization		168,853	60,506
Loss on disposal of property and equipment and intangible assets	5	114	64
Impairment of trade receivables		3,216	8,756
Share-based compensation	9	20,872	8,871
Foreign exchange losses		1,826	13,743
Finance income		(1,191)	(1,305)
Finance costs		69,420	5,492
Changes in working capital:
Increase in inventories		(393)	(12,054)
Increase in trade receivables, prepayments and other current assets		(41,310)	(21,602)
Decrease in restricted cash		1,957	1,760
Decrease/(increase) in amounts due from related parties		3,866	(204)
Increase in trade payables, contract liabilities, accrued expenses and other current liabilities		81,067	43,983
Increase in amounts due to related parties		127	405
Changes in other non-current assets and liabilities		489	436
Interest received		1,144	1,290
Interest paid		(15,471)	(8,811)
Income tax paid		(36,323)	(33,362)
Net cash flows from operating activities		178,085	67,243
Cash flows from investing activities
Purchases of property and equipment		(177,098)	(309,726)
Purchases of intangible assets		(2,818)	(3,535)
Amounts due from related parties		—	(653)
Net cash flows used in investing activities		(179,916)	(313,914)
Cash flows from financing activities
Proceeds from interest-bearing bank borrowings		—	126,386
Repayments of interest-bearing bank borrowings		(13,646)	(13,190)
Proceeds from exercise of share options		217	—
Principle portion of lease payments		(89,180)	—
Net cash flows (used in)/from financing activities		(102,609)	113,196
Net decrease in cash and cash equivalents		(104,440)	(133,475)
Effect of foreign exchange rate changes, net		(3,497)	3,294
Cash and cash equivalents at 1 January		596,613	891,912
Cash and cash equivalents at 30 June		488,676	761,731

F-5

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION

(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

1.	General information

Healthy Harmony Holdings, L.P. (the “Partnership”) was established in Cayman Islands on 29 July 2013 as a limited partnership. Its registered office is located at Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands. Its sole general partner is Healthy Harmony GP, Inc. The Partnership and its subsidiaries (collectively referred to as the “Group”) operate healthcare facilities and provide healthcare services under the United Family Healthcare (“UFH”) brand in the People’s Republic of China (the “PRC”).

As of 30 June 2019, there have been no changes to the Partnership’s principal subsidiaries since 31 December 2018.

2.	Basis of preparation and changes in accounting policies and disclosures

2.1	Basis of preparation

The unaudited interim condensed consolidated financial information for the six months ended 30 June 2019 of the Group has been prepared in accordance with IAS 34 Interim Financial Reporting. The consolidated balance sheet as of 31 December 2018 was derived from the audited consolidated financial statements at that date but the unaudited interim condensed consolidated financial information does not include all the information and disclosures required in the audited consoliated financial statements, and should be read in conjunction with the Group’s consolidated financial statements for the years ended 31 December 2016, 2017 and 2018.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended 30 June 2019 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2019.

The Group’s business is generally seasonal. Patient volume and revenue is typically largest during the first, second and fourth quarters of the fiscal year and lowest during the third quarter and on Chinese national holidays (such as the Spring Festival that occurs from late January to early March, and China’s National Day, which generally occurs during the first week of October) when most people are on vacation.

Going concern

As at 30 June 2019, the Group had net current liabilities amounting to RMB299,087. In preparing the unaudited interim condensed consolidated financial information, the directors of the Partnership have conducted an assessment over the Group’s going concern ability based on the current financial situation.

As part of the going concern assessment, the directors of the Partnership also evaluated the impact of the Proposed Transaction (Note 14), where New Frontier Corporation (“NFC”), a U.S. listed special purpose acquisition company, will indirectly acquire substantially all of the issued and outstanding equity interests of the Partnership (“Change in Control Event”). In accordance with the International Finance Corporation (“IFC”) loan agreement, the outstanding IFC loan amounting to RMB380,180 as of 30 June 2019 (“IFC Loan”) may be payable on demand upon the completion of the Change in Control Event. The Change in Control Event is subject to the approval of NFC’s shareholders and is expected to occur in the fourth quarter of the year ended 31 December 2019, which is subsequent to the issuance of the unaudited interim condensed consolidated financial information.

The directors of the Partnership have considered the Group’s available sources of funds as follows:

•	The Group’s expected net cash inflows from operating activities during the next 12 months;

F-6

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and changes in accounting policies and disclosures (continued)

2.1	Basis of preparation (continued)

Going concern (continued)

•	Other available sources of financing from banks and other financial institutions given the Group’s past experience and good credit standing; and

•	On 19 July 2019, NFC executed a binding financial support letter to provide US$100,000 (equivalent to approximately RMB687,000) to the Group upon the closing of the Proposed Transaction (the “Closing”), which will not be repayable or due to any creditor within 12 months of the Closing.

Based on the above, the directors of the Partnership believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from 30 June 2019. The directors of the Partnership therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the unaudited interim condensed consolidated financial information.

2.2	Changes in accounting policies and disclosures

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2016, 2017 and 2018, except for the adoption of the new and revised International Financial Reporting Standards (“IFRSs”) effective as of 1 January 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 9	Prepayment Features with Negative Compensation
IFRS 16	Leases
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term interests in associates and joint ventures
IFRIC-Int 23	Uncertainty over Income Tax Treatment
Annual Improvements 2015 – 2017 Cycle (issued in December 2017)	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

Other than as explained below regarding the impact of IFRS 16 Leases, and IFRIC-Int 23 Uncertainty over Income Tax Treatments, the new and revised standards are not relevant to the preparation of the Group’s unaudited interim condensed consolidated financial information. The nature and impact of the new and revised IFRSs are described below:

(a)	IFRS 16 replaces IAS 17 Leases, IFRIC-Int 4 Determining whether an Arrangement contains a Lease, SIC-Int 15 Operating Leases — Incentives and SIC-Int 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

F-7

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and changes in accounting policies and disclosures (continued)

2.2	Changes in accounting policies and disclosures (continued)

New definition of a lease

Under IFRS 16, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The definition of a lease under IFRS 16 has been applied to all the contracts.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their standard-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components (e.g., property management services for leases of properties) as a single lease component.

As a lessee — Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for hospital and office buildings. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low-value assets (e.g., printers); and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Impacts on transition

Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019. The Group elected to present the lease liabilities separately in the statement of financial position.

The right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position.

The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019:

•	Applied the short-term lease exemptions to leases with a lease term that ends within 12 months from the date of initial application

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics

F-8

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and changes in accounting policies and disclosures (continued)

2.2	Changes in accounting policies and disclosures (continued)

The main impacts arising from the adoption of IFRS 16 as at 1 January 2019 are as follows:

Increase/(decrease)
(Unaudited)
Assets
Increase in right-of-use assets	1,776,102
Decrease in prepayments and other current assets	(5,531)
Decrease in other non-current assets	(3,095)
Decrease in deferred tax assets	(989)
Increase in total assets	1,766,487
Liabilities
Increase in lease liabilities	1,815,187
Decrease in accrued expenses and other current liabilities	(47,711)
Increase in total liabilities	1,767,476
Equity
Decrease in accumulated deficit	(989)
Decrease in total equity	(989)

The lease liabilities as at 1 January 2019 reconciled to the operating lease commitments as at 31 December 2018 is as follows:

(Unaudited)
Operating lease commitments as at 31 December 2018	2,642,605
Less: Value-added tax	(154,778)
Less: Commitments relating to short-term leases and those leases with a remaining lease term ending on or before 31 December 2019	(6,525)
Commitments relating to leases of low-value assets	(329)
Add: Commitments relating to contracts not previously identified as leases	443,537
Weighted average incremental borrowing rate as at 1 January 2019	6.18%
Lease liabilities as at 1 January 2019	1,815,187

Summary of new accounting policies

The accounting policy for leases as disclosed in the consolidated financial statements for the years ended 31 December 2016, 2017 and 2018 is replaced with the following new accounting policies upon adoption of IFRS 16 from 1 January 2019:

Right-of-use assets

Right-of-use assets are recognised at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term.

F-9

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and changes in accounting policies and disclosures (continued)

2.2	Changes in accounting policies and disclosures (continued)

Lease liabilities

Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in future lease payments arising from change in an index or rate, a change in the lease term, a change in the in-substance fixed lease payments or a change in assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of hospital and office buildings (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (e.g. printers). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Amounts recognised in the unaudited interim condensed consolidated statement of financial position and profit or loss

The carrying amounts of the Group’s right-of-use assets and lease liabilities, and the movement during the period are as follows:

	Right-of-use assets	Lease liabilities
As at 1 January 2019	1,776,102	1,815,187
Additions	2,366	2,366
Early termination	(580)	(708)
Depreciation charge	(71,807)	—
Interest expense	—	53,520
Payments and transfer to accurred expenses and other current liabilities	—	(110,762)
As at 30 June 2019	1,706,081	1,759,603

The Group recognised rental expenses from short-term leases of RMB6,574 and leases of low-value assets of RMB168, for the six months ended 30 June 2019.

F-10

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and changes in accounting policies and disclosures (continued)

2.2	Changes in accounting policies and disclosures (continued)

(b)	IFRIC-Int 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from the transfer pricing on its intergroup transactions. Based on the Group’s tax compliance and transfer pricing study, the Group determined that it is probable that its transfer pricing policy will be accepted by the tax authorities. Accordingly, the interpretation did not have any significant impact on the Group’s unaudited interim condensed consolidated financial information.

3.	Revenue from contracts with customers

(i)	Disaggregated revenue information

For the six months ended 30 June:

	2019	2018
	(Unaudited)	(Unaudited)
Type of goods or services

Healthcare services	1,200,280	984,776
Others	5,253	5,320
Total revenue from contracts with customers	1,205,533	990,096
Timing of revenue recognition:
At a point in time	743,732	618,010
Over time	461,801	372,086
Total revenue from contracts with customers	1,205,533	990,096

4.	Income tax

	For the six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Current income tax expense	38,588	29,846
Deferred income tax expense expense/(benefit)	2,102	(258)
Total tax charge	40,690	29,588

5.	Property and equipment

During the six months ended 30 June 2019, the Group acquired assets with a cost of RMB59,138 (30 June 2018: RMB266,713).

Assets with a net book value of RMB114 were disposed by the Group during the six months ended 30 June 2019 (30 June 2018: RMB64), resulting in a net loss on disposal of RMB114 (30 June 2018: RMB64).

F-11

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

6.	Intangible assets

During the six months ended 30 June 2019, the Group acquired assets with a cost of RMB2,818 (30 June 2018: RMB3,535).

No intangible assets were disposed by the Group during the six months ended 30 June 2019 and 30 June 2018.

7.	Trade receivables

An aging analysis of trade receivables at the end of reporting periods,net of loss allowance is as follows:

	30 June 2019	31 December 2018
	(Unaudited)	(Audited)
Within 3 months	152,548	126,291
3 months – 6 months	23,174	28,915
6 months – 9 months	11,405	14,052
9 months – 1 year	7,195	5,954
1 – 2 years	7,833	4,169
2 – 3 years	1,149	1,746
	203,304	181,127

8.	Related party transactions

Name of Related Parties	Relationship with the Group
TPG Healthy, L.P. (“TPG”)	Limited Partnership interests (“LP interests”) holder
Fosun Industrial Co., Limited (“Fosun”)	LP interests holder
Ample Up Limited (“Ample”)	Affiliate of Fosun
Shanghai Fuji Medical Equipment Co., Limited (“Fuji”)	Affiliate of Fosun

a)	Related party transactions

	For the six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Purchases of medical equipment from Ample	16,857	660
Purchases of medical services from Fuji	239	75
Management consulting services from TPG and Fosun	1,739	1,653
Advances to senior executives	280	1,031

F-12

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

8.	Related party transactions (continued)

b)	Related party balances

	30 June 2019	31 December 2018
	(Unaudited)	(Audited)
Amounts due from related parties:
Senior executives(i)	28,985	28,705
Ample	99	3,965
	29,084	32,670
Amounts due to related parties:
Fuji	1,734	781
Ample	161	1,032
TPG and Fosun	773	728
	2,668	2,541

(i)	The Partnership provided interest bearing advances to senior executives, which will be fully repaid by senior executives upon the completion of the Proposed Transaction (Note 14). Interest income of RMB280 and RMB182, respectively, were recorded as interest income during the six months ended 30 June 2019 and 2018.

All the balances due from related parties as of 30 June 2019 and 31 December 2018 were unsecured, and neither past due nor impaired. The credit quality of due from related parties is assessed by reference to the counterparties’ default history. Based on past experience, the directors of the Partnership are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable for the periods presented.

c)	Compensation of key management personnel of the Group

	For the six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Short term employee benefits	10,186	8,579
Post-employment benefits	82	53
Share-based compensation expense	7,816	7,411
Total compensation paid to key management personnel	18,084	16,043

For a discussion of payments to be made to key management personnel of the Group in connection with a change in control upon the closing of the Proposed Transaction, see Note 14.

9.	Share-based payments

In April 2019, 117,550 share options and 58,775 restricted share unites (“RSUs”) were granted to employees under the Plan. The exercise price of the options was US$31.20. 50% of the options granted generally vest in five equal installments over a service period, while the remaining 50% of the options vest if and when the Group’s specified performance conditions, including EBITDA targets are met (non-market condition), or if a fixed targeted return on the LP interests is achieved (market condition).

F-13

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

9.	Share-based payments (continued)

The RSUs generally vest if and when the Group’s specified performance conditions, including EBITDA targets are met (non-market condition), or if a fixed targeted return on the LP interests is achieved (market condition). The fair value of a RSU is equal to the fair value of the underlying limited partner interests on the date of grant. The fair value of options at grant date is estimated using a binomial pricing model, taking into account the terms and conditions upon which the options were granted.

All options, whether vested or unvested, and RSUs shall expire on the tenth anniversary of their grant date. There is no cash settlement of the options. The following tables list the inputs to the models used for the share options granted under the Plan:

Six months ended
30 June 2019
Expected volatility (%)	36.3
Risk-free interest rate (%)	2.59
Exercise multiple	2.8
Fair value of LP interest unit (US$)	39.84

The weighted average fair value of the options and RSUs granted during the six months ended 30 June 2019 was US$20.63 and US$39.84, respectively. For the six months ended 30 June 2019, the Group has recognised RMB20,872 of share-based payment expense in the statement of profit or loss (30 June 2018: RMB8,871).

10.	Notes to the unaudited interim condensed consolidated statements of cash flows

Major non-cash transactions during the periods presented are as follows:

	For the six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Purchase of property, equipment, and intangible assets included in accrued expenses and other current liabilities	342,760	13,029
Exercise of employee options included in amounts due from related parties	—	366

11.	Commitments and contingencies

(a)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but not yet paid is as follows:

	30 June 2019	31 December 2018
Property and equipment	508,109	643,175

(b)	Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

F-14

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO UNAUDITED INTERIM CONSENSED CONSOLIDATED FINANCIAL INFORMATION
(Amounts in thousands of Renminbi (“RMB”) and U.S Dollars (“US$”), except for number of limited partnership interest units and per unit data)

12.	Financial Instruments by category

The carrying amounts of each of the categories of financial instruments as at the end of the reporting periods are as follows:

Financial assets

	30 June 2019	31 December 2018
	Financial assets at amortized cost	Financial assets at amortized cost
	(Unaudited)	(Audited)
Trade receivables	203,304	181,127
Amounts due from related parties	29,084	32,670
Financial assets included in prepayments and other current assets	9,817	5,888
Restricted cash	24,665	26,622
Cash and cash equivalents	488,676	596,613
	755,546	842,920

Financial liabilities

	30 June 2019	31 December 2018
	Financial liabilities at amortized cost	Financial liabilities at amortized cost
	(Unaudited)	(Audited)
Trade payables	87,241	76,107
Interest-bearing bank borrowings	395,020	407,592
Amounts due to related parties	2,668	2,541
Financial liabilities included in accrued expenses and other current liabilities	491,033	616,526
	975,962	1,102,766

The carrying amount of the long-term interest-bearing borrowings approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The carrying amounts of the Group’s remaining financial instruments approximate their fair values due to the short-term maturities of these instruments.

13.	Approval of the consolidated financial statements

The unaudited interim condensed consolidated financial statements were approved and authorized for issue by the board of directors of Healthy Harmony GP, Inc. on October 25, 2019 (Beijing time).

14.	Events after the reporting period

Proposed Transaction

The board of directors of NFC unanimously approved an agreement, dated as of 30 July 2019, pursuant to which NFC will indirectly acquire substantially all of the issued and outstanding equity interests of the Partnership (the “Proposed Transaction”). Key management personnel of the Group are entitled to a payment amounting to US$2,000 in aggregate promptly after the closing of the Proposed Transaction.

F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Limited Partnership Interests Holders, and the

Board of Directors of Healthy Harmony GP, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Healthy Harmony Holdings, L.P. and its subsidiaries (the “Group”) as of 31 December 2017 and 2018, the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended 31 December 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Group’s auditor since 2014.

Beijing, People’s Republic of China

6 September 2019

F-16

HEALTHY HARMONY HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME/(LOSS)
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”))

	Notes	2016	2017	2018
Revenue	4	1,675,360	1,827,880	2,058,779

Operating expenses
Salaries, wages and benefits	5	(939,002)	(1,040,405)	(1,187,738)
Supplies and purchased medical services		(212,638)	(236,557)	(303,579)
Depreciation and amortization		(111,830)	(115,908)	(138,639)
Lease and rental expenses		(87,964)	(151,222)	(201,670)
Impairment of trade receivables	11	(28,031)	(16,571)	(16,329)
Other operating expenses		(204,105)	(223,575)	(287,128)
Income/(loss) from operations		91,790	43,642	(76,304)

Other income and expenses
Finance income	6	1,165	1,862	2,543
Finance costs	6	(10,124)	(13,408)	(19,420)
Foreign exchange (losses)/gains		(20,193)	12,856	(34,190)
Gain on disposal of an associate	16	—	29,618	—
Liquidation of a foreign operation	16	—	—	26,429
Other (loss)/income, net		(2,769)	(6,214)	6,645
Income/(loss) before income tax		59,869	68,356	(94,297)

Income tax expense	7	(62,096)	(66,765)	(59,749)
(Loss)/income for the year		(2,227)	1,591	(154,046)

Attributable to:
Owners of the parent		(2,227)	13,159	(129,998)
Non-controlling interests		—	(11,568)	(24,048)
		(2,227)	1,591	(154,046)
(Loss)/income for the year		(2,227)	1,591	(154,046)

Other comprehensive income/(loss)

Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations		41,532	(4,008)	24,270
Liquidation of a foreign operation		—	—	(26,429)

Other comprehensive income/(loss) for the year, net of tax		41,532	(4,008)	(2,159)

Total comprehensive income/(loss) for the year		39,305	(2,417)	(156,205)

Attributable to:
Owners of the parent		39,305	9,151	(132,157)
Non-controlling interests		—	(11,568)	(24,048)
		39,305	(2,417)	(156,205)

F-17

HEALTHY HARMONY HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at 31 December 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units and per unit data)

	Notes	2017	2018
NON-CURRENT ASSETS
Property and equipment	8	1,064,572	1,894,925
Goodwill		1,121,138	1,121,138
Intangible assets	9	1,091,554	1,092,913
Deferred tax assets	15	48,056	55,732
Restricted cash	12	8,418	350
Other non-current assets		80,941	77,444
Total non-current assets		3,414,679	4,242,502

CURRENT ASSETS
Inventories	10	39,821	57,310
Trade receivables	11	161,511	181,127
Amounts due from related parties	16	14,223	32,670
Prepayments and other current assets		36,334	35,968
Restricted cash	12	19,921	26,272
Cash and cash equivalents	12	891,912	596,613
Total current assets		1,163,722	929,960
Total assets		4,578,401	5,172,462

CURRENT LIABILITIES
Trade payables		44,541	76,107
Contract liabilities	4	170,113	262,733
Accrued expenses and other current liabilities	13	269,481	750,230
Amounts due to related parties	16	700	2,541
Tax payable		17,458	21,194
Interest-bearing bank borrowings	14	21,430	20,205
Total current liabilities		523,723	1,133,010
NET CURRENT ASSETS/(LIABILITIES)		639,999	(203,050)
TOTAL ASSETS LESS CURRENT LIABILITIES		4,054,678	4,039,452

NON-CURRENT LIABILITIES
Interest-bearing bank borrowings	14	258,103	387,387
Contract liabilities	4	55,447	39,086
Deferred tax liabilities	15	266,240	264,698
Other non-current liabilities		7,827	8,633
Total non-current liabilities		587,617	699,804
Net assets		3,467,061	3,339,648

EQUITY
Equity attributable to owners of the parent
Partnership capital (Limited partnership interests units, US$1.00 par value; 24,312,502 and 24,444,862 units issued, fully paid and outstanding, respectively, as of 31 December 2017 and 2018)		149,638	150,550
Capital surplus		3,457,440	3,485,320
Foreign currency translation reserves		70,556	68,397
Accumulated deficit		(266,237)	(396,235)
		3,411,397	3,308,032
Non-controlling interests		55,664	31,616
Total equity		3,467,061	3,339,648

F-18

HEALTHY HARMONY HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units)

	Limited			Foreign
	partnership			currency
	interests	Partnership	Capital	translation	Accumulated
	units	capital	surplus	reserves	deficit	Total equity
At 1 January 2016	24,145,987	148,550	3,396,224	33,032	(277,169)	3,300,637
Loss for the year	—	—	—	—	(2,227)	(2,227)
Other comprehensive income for the year:
Exchange differences related to foreign operations	—	—	—	41,532	—	41,532
Total comprehensive income/(loss) for the year	—	—	—	41,532	(2,227)	39,305
Recognition of share-based compensation expenses	—	—	33,286	—	—	33,286
Exercise of share-based compensation (Note 17)	1,093	7	36	—	—	43
At 31 December 2016	24,147,080	148,557	3,429,546	74,564	(279,396)	3,373,271

F-19

HEALTHY HARMONY HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units)

	Attributable to owners of the parent
	Limited			Foreign
	partnership			currency			Non-
	interests	Partnership	Capital	translation	Accumulated		controlling	Total
	units	capital	surplus	reserves	deficit	Total	interests	equity
At 1 January 2017	24,147,080	148,557	3,429,546	74,564	(279,396)	3,373,271	—	3,373,271
Income/(loss) for the year	—	—	—	—	13,159	13,159	(11,568)	1,591
Other comprehensive loss for the year:
Exchange differences related to foreign operations	—	—	—	(4,008)	—	(4,008)	—	(4,008)
Total comprehensive (loss)/income for the year	—	—	—	(4,008)	13,159	9,151	(11,568)	(2,417)
Capital contributions from a non-controlling shareholder	—	—	—	—	—	—	67,232	67,232
Recognition of share-based compensation expenses	—	—	22,850	—	—	22,850	—	22,850
Exercise of share-based compensation (Note 17, 18)	165,422	1,081	5,044	—	—	6,125	—	6,125
At 31 December 2017	24,312,502	149,638	3,457,440	70,556	(266,237)	3,411,397	55,664	3,467,061
At 1 January 2018	24,312,502	149,638	3,457,440	70,556	(266,237)	3,411,397	55,664	3,467,061
Loss for the year	—	—	—	—	(129,998)	(129,998)	(24,048)	(154,046)
Other comprehensive income/(loss) for the year:
Exchange differences related to foreign operations	—	—	—	24,270	—	24,270	—	24,270
Liquidation of a foreign operation	—	—	—	(26,429)	—	(26,429)	—	(26,429)
Total comprehensive loss for the year	—	—	—	(2,159)	(129,998)	(132,157)	(24,048)	(156,205)
Recognition of share-based compensation expenses	—	—	18,418	—	—	18,418	—	18,418
Exercise of share-based compensation(Note 17, 18)	132,360	912	9,462	—	—	10,374	—	10,374
At 31 December 2018	24,444,862	150,550	3,485,320	68,397	(396,235)	3,308,032	31,616	3,339,648

F-20

HEALTHY HARMONY HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”))

	Notes	2016	2017	2018
Cash flows from operating activities
Profit/(loss) before tax		59,869	68,356	(94,297)
Adjustments for:
Depreciation and amortization	8,9	111,830	115,908	138,639
Loss on disposal of property and equipment and intangible assets	8,9	671	243	355
Impairment of trade receivables	11	28,031	16,571	16,329
Share-based compensation	5,17	33,286	22,850	18,418
Foreign exchange losses/(gains)		20,193	(12,856)	34,190
Liquidation of a foreign operation	16	—	—	(26,429)
Gain on disposal of an associate	16	—	(29,618)	—
Finance income	6	(1,165)	(1,862)	(2,543)
Finance costs	6	10,124	13,408	19,420
Changes in working capital:
Increase in inventories		(3,347)	(9,595)	(17,489)
Increase in trade receivables, prepayments and other current assets.		(81,972)	(53,251)	(7,529)
Decrease in restricted cash	12	7,306	10,280	1,717
Decrease/(increase) in amounts due from related parties		122	6,580	(3,742)
Increase in trade payables, contract liabilities, accrued expenses and other current liabilities		84,683	115,880	137,433
(Decrease)/increase in amounts due to related parties		(5,654)	(6,117)	1,841
Changes in other non-current assets and liabilities		1,348	8,236	(1,019)
Interest received	.	1,185	1,811	2,506
Interest paid		(7,583)	(14,279)	(21,589)
Income tax paid		(47,821)	(61,325)	(65,231)
Net cash flows from operating activities		211,106	191,220	130,980
Cash flows from investing activities
Purchases of property and equipment		(105,584)	(380,298)	(517,924)
Purchases of intangible assets		(6,759)	(4,552)	(12,693)
Proceeds from disposal of an associate, net of transaction costs		—	262,875	—
Amounts due from related parties		—	(7,875)	(4,331)
Net cash flows used in investing activities		(112,343)	(129,850)	(534,948)
Cash flows from financing activities
Proceeds from interest-bearing bank borrowings		—	203,766	126,386
Repayments of interest-bearing bank borrowings		(27,961)	(37,317)	(22,751)
Capital contributions from a non-controlling shareholder		—	67,232	—
Net cash flows (used in)/from financing activities		(27,961)	233,681	103,635
Net increase /(decrease) in cash and cash equivalents		70,802	295,051	(300,333)
Effect of foreign exchange rate changes, net		33,311	(19,619)	5,034
Cash and cash equivalents at 1 January		512,367	616,480	891,912
Cash and cash equivalents at 31 December	.	616,480	891,912	596,613

F-21

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

1.	General information

Healthy Harmony Holdings, L.P. (the “Partnership”) was established in Cayman Islands on 29 July 2013 as a limited partnership. Its registered office is located at Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands. Its sole general partner is Healthy Harmony GP, Inc. The Partnership and its subsidiaries (collectively referred to as the “Group”) operate healthcare facilities and provide healthcare services under the United Family Healthcare (“UFH”) brand in the People’s Republic of China (the “PRC”).

Information about subsidiaries

Particulars of the Partnership’s principal subsidiaries are as follows:

			Percentage of
			equity
	Place and date of	Registered	attributable to the		Principal
Entity name	incorporation	capital	Partnership		activities
			Direct	Indirect

Chindex International, Inc.*	Delaware, U.S. 17 June 2002	—	100%	—	Investment holding
Beijing United Family Health Center Co., Ltd.	PRC, 25 March 1996	US$2,980	—	100%	Healthcare services
Shanghai United Family Hospital, Co., Ltd.	PRC, 17 July 2002	US$4,120	—	100%	Healthcare services
Beijing United Family Hospital Management Co., Ltd.	PRC, 22 October 2002	RMB10,333	—	100%	Healthcare services
Guangzhou United Family Yue Xiu Clinic Co., Ltd.	PRC, 07 October 2008	RMB2,000	—	100%	Healthcare services
Beijing United Family Hospital Co., Ltd.	PRC, 28 July 2010	US$12,400	—	100%	Healthcare services
Tianjin United Family Hospital Co., Ltd.	PRC, 16 December 2010	US$6,000	—	100%	Healthcare services
Beijing United Family Rehabilitation Hospital Co., Ltd.	PRC, 14 February 2012	US$12,000	—	100%	Healthcare services
Qingdao United Family Hospital Co., Ltd.	PRC, 24 December 2013	US$9,600	—	100%	Healthcare services
Guangzhou United Family Hospital Co., Ltd.	PRC, 27 September 2016	US$40,000	—	100%	Healthcare service
Shanghai United Family XinchengHospital Co., Ltd.	PRC, 14 November 2016	US$33,000	—	70%	Healthcare service

*	Chindex International, Inc.’s investments comprise of investments in wholly owned subsidiaries, which operate healthcare facilities and provide healthcare services under the UFH brand in the PRC.

2.	Basis of preparation and significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

F-22

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which comprise all standards and interpretations approved by the International Accounting Standards Board (“IASB”). All IFRSs effective for the accounting period commencing from 1 January 2018 including IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, together with the relevant transitional provisions, have been consistently applied by the Group in the preparation of the financial statements throughout the periods presented.

These financial statements have been prepared under the historical cost convention. They are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand, unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Partnership and its subsidiaries for the years ended 31 December 2016, 2017 and 2018. A subsidiary is an entity, directly or indirectly, controlled by the Partnership. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Partnership has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a) the contractual arrangement with the other vote holders of the investee;

(b) rights arising from other contractual arrangements; and

(c) the Group’s voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Partnership, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Group did not lose control over a subsidiary during the periods presented.

If the Group loses control over a subsidiary, it derecognizes (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognizes (i) the fair value of the consideration received,(ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in OCI is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

F-23

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.1	Basis of preparation (continued)

Going concern

As at 31 December 2018, the Group had net current liabilities amounting to RMB203,050. In preparing the financial statements, the directors of the Partnership have conducted an assessment over the Group’s going concern ability based on the current financial situation.

As part of the going concern assessment, the directors of the Partnership also evaluated the impact of the Proposed Transaction (Note 23), where New Frontier Corporation (“NFC”), a U.S. listed special purpose acquisition company, will indirectly acquire substantially all of the issued and outstanding equity interests of the Partnership (“Change in Control Event”). In accordance with the International Finance Corporation (“IFC”) loan agreement, the outstanding IFC loan amounting to RMB387,387 as of 31 December 2018 (“IFC Loan”) may be payable on demand upon the completion of the Change in Control Event. The Change in Control Event is subject to the approval of NFC’s shareholders and is expected to occur in the fourth quarter of the year ended 31 December 2019, which is subsequent to the issuance of the consolidated financial statements.

The directors of the Partnership have considered the Group’s available sources of funds as follows:

•	The Group’s expected net cash inflows from operating activities in 2019;

•	Other available sources of financing from banks and other financial institutions given the Group’s past experience and good credit standing; and

•	On 19 July 2019, NFC executed a binding financial support letter to provide US$100,000 (equivalent to approximately RMB686,000) to the Group upon the closing of the Proposed Transaction (the “Closing”), which will not be repayable or due to any creditor within 12 months of the Closing.

Based on the above, the directors of the Partnership believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from 31 December 2018. The directors of the Partnership therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

F-24

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.2	Standards issued but not yet effective

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 3	Definition of a Business(2)
Amendments to IFRS 9	Prepayment Features with Negative Compensation(1)
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(4)
IFRS 16	Leases(1)
IFRS 17	Insurance Contracts(3)
Amendments to IAS 1 and IAS 8	Definition of Material(2)
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement(1)
Amendments to IAS 28	Long-term interests in associates and joint ventures(1)
IFRIC-Int 23	Uncertainty over Income Tax Treatment(1)
Annual Improvements 2015 – 2017 Cycle (issued in December 2017)	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23(1)

(1) Effective for annual periods beginning on or after 1 January 2019

(2) Effective for annual periods beginning on or after 1 January 2020

(3) Effective for annual periods beginning on or after 1 January 2021

(4) No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below.

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through OCI, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the “SPPI” criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. The amendments should be applied retrospectively and are effective from 1 January 2019, with earlier application permitted. These amendments have no impact on the Group’s consolidated financial statements.

F-25

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.2	Standards issued but not yet effective (continued)

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in January 2016 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 16 replaces IAS 17 Leases, IFRIC-Int 4 Determining whether an Arrangement contains a Lease, SIC-Int 15 Operating Leases — Incentives and SIC-Int 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases. The standard includes two elective recognition exemptions for lessees — leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property and equipment to which the revaluation model is applied. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17. Lessees can choose to apply the standard using either a full retrospective or a modified retrospective approach.

The Group plans to adopt the modified retrospective approach to recognize the cumulative effect of initial adoption as an adjustment to the opening balance of accumulated deficit at 1 January 2019 and will not restate the comparatives. The Group will measure the lease liability at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of initial application. The right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before the date of initial application. The Group plans to use the exemptions allowed by the standard on lease contracts whose lease terms end within 12 months as of the date of initial application.

F-26

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.2	Standards issued but not yet effective (continued)

As disclosed in Note 19 to the consolidated financial statements, the Group’s total future minimum lease commitments under non-cancellable operating leases as of 31 December 2017 and 2018 was approximately RMB2,788,142 and RMB2,642,605, respectively. The Group is in the process of finalising their analysis on the impact of adoption of IFRS 16 and expects that a majority of these lease commitments will be recognized as right-of-use assets and lease liabilities in the consolidated statements of financial position. In addition, the depreciation and interest expenses recognized under IFRS 16 for the year ended 31 December 2019 is estimated to be higher than the lease and rental expenses recognized under IAS 17 historically because more lease contracts were entered into in recent years.

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

Amendments to IAS 28 clarify that the scope exclusion of IFRS 9 only includes interests in an associate or joint venture to which the equity method is applied and does not include long-term interests that in substance form part of the net investment in the associate or joint venture, to which the equity method has not been applied. Therefore, an entity applies IFRS 9, rather than IAS 28, including the impairment requirements under IFRS 9, in accounting for such long-term interests. IAS 28 is then applied to the net investment, which includes the long-term interests, only in the context of recognising losses of an associate or joint venture and impairment of the net investment in the associate or joint venture. The Group expects to adopt the amendments on 1 January 2019 and will assess its business model for such long-term interests based on the facts and circumstances that exist on 1 January 2019 using the transitional requirements in the amendments. The amendments are not expected to have any impact on the Group’s consolidated financial statements.

IFRIC-Int 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. The Group expects to adopt the interpretation from 1 January 2019. The interpretation is not expected to have any significant impact on the Group’s consolidated financial statements.

F-27

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the identifiable net assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the CGU (group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU (group of CGUs) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a CGU (or group of CGUs) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the CGU retained.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss.

Intangible assets with indefinite useful lives are tested for impairment annually either individually and at other times when any impairment indicator exists or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

F-28

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Intangible assets (continued)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when the asset is derecognized.

Brand

Brand acquired in a business combination was recognized at fair value at the acquisition date. The brand has an indefinite useful life and is carried at cost less accumulated impairment.

Contracts with insurers

Contracts with insurers acquired in a business combination were recognized at fair value at the acquisition date. The contracts with insurers have a finite useful life of 15 years and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the contracts with insurers.

Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use specific software. These costs are amortized over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

Property and equipment

Property and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on a straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The principal estimated useful lives used for this purpose are as follows:

– Medical equipment	10 years
– Office equipment	3 years
– Furniture and vehicles	4–5 years
– Leasehold improvements	Shorter of the lease term or the assets’ useful life

F-29

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Property and equipment (continued)

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end. An item of property and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress (“CIP”) represents leasehold improvements under construction and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalization. CIP is transferred to property and equipment when the CIP is ready for its intended use.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or CGU’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the CGU to which the asset belongs. An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. The Group bases its impairment calculation on detailed budgets and forecast calculations, which are presented separately for each of the Group’s CGUs to which individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises.

For assets except for goodwill and indefinite lived intangible assets, an assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount of the asset or CGU is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a) the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

F-30

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Related parties (continued)

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)      the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through OCI, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. The Group’s trade receivables do not contain a significant financing component. Trade receivables are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue from contracts with customers” below.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are SPPI on the principal amount outstanding.

F-31

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Financial assets (continued)

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost

The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade and other receivables, amounts due from related parties, restricted cash and cash and cash equivalents.

Derecognition

A financial asset is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment

The Group recognizes an allowance for expected credit loss (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Simplified approach

For trade receivables and amounts due from related parties, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

F-32

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Financial assets (continued)

Trade receivables

Trade receivables represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due) for goods sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Cash and cash equivalents

For the purpose of the consolidated statements of cash flows and the consolidated statements of financial position, cash and cash equivalents comprise of cash on hand and at banks.

Interest income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade payables, amounts due to related parties, interest-bearing bank borrowings and other financial liabilities.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, interest-bearing bank borrowings are subsequently measured at amortized cost, using the EIR method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statement of profit or loss.

Interest-bearing bank borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

F-33

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Financial liabilities (continued)

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Inventories

Inventories comprise of finished goods. Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs to be incurred to disposal.

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. A performance obligation represents a good and service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in OCI or directly in equity. Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

F-34

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Income tax (continued)

•	in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs obligations under the contract.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

F-35

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Trade payables (continued)

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the EIR.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalized. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Dividend distribution

No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the reporting period.

Share-based payments

The Group operates a share-based compensation scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in Note 17 to the financial statements.

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

F-36

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Share-based payments (continued)

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Defined contribution plan

All eligible employees of the Group are entitled to staff welfare benefits including housing funds and social insurance through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB155,803, RMB174,582 and RMB200,970 for the year ended 31 December 2016, 2017 and 2018, respectively.

Operating segment information

The Group is principally engaged in the healthcare service business.

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Group that are regularly reviewed by the chief operating decision-maker in order to allocate resources to segments and to assess their performance. The information reported to the board of directors of the Partnership, which has been identified as the chief operating decision-maker, for the purpose of resource allocation and assessment of performance does not contain discrete operating segment financial information and the board of directors reviews the financial results of the Group as a whole. Therefore, no further information about the operating segment is presented.

Geographical information

During the periods presented, the Group operated within one geographical segment because all of its revenue was generated in the PRC and all of its long-term assets/capital expenditure were located/incurred in the PRC. Accordingly, no geographical segment information is presented.

Information about major customers

No revenue from services provided to a single customer amounted to 10% or more of the total revenue of the Group during the periods presented.

Foreign currencies

These consolidated financial statements are presented in RMB because the Group’s principal operations are carried out in the PRC. The Partnership’s functional currency is United States dollars (“USD”). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

F-37

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

2.	Basis of preparation and significant accounting policies (continued)

2.3	Summary of significant accounting policies (continued)

Foreign currencies (continued)

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognized in OCI. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in OCI or profit or loss is also recognized in OCI or profit or loss, respectively).

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss.

Provision

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.

3.	Critical accounting judgements and estimates

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

F-38

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

3.	Critical accounting judgements and estimates (continued)

(a)	Impairment of non-financial assets — recoverable amount

In accordance with the Group’s accounting policy, each asset or CGU is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the net recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal and value in use.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Value in use is generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected sales volumes, selling prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence, there is a possibility that changes in circumstances will alter these projections, which may impact the net recoverable amounts of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss. The key assumptions used to determine the recoverable amount are disclosed and further explained in Notes 8 and 9.

(b)	Deferred tax assets

Deferred tax assets are recognized for unused tax losses and deductible temporary differences, such as the provision for impairment of receivables and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses and deductible temporary difference can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Group has unused tax losses relating to certain subsidiaries that have a history of losses. These subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets for unused tax losses relating to these loss-making subsidiaries.

F-39

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

4.	Revenue from contracts with customers

(i)	Disaggregated revenue information

For the years ended 31 December:

	2016	2017	2018
Type of goods or services
Healthcare services	1,668,573	1,822,065	2,045,013
Others	6,787	5,815	13,766
Total revenue from contracts with customers	1,675,360	1,827,880	2,058,779

Timing of revenue recognition:
At a point in time	992,071	1,093,043	1,275,375
Over time	683,289	734,837	783,404
Total revenue from contracts with customers	1,675,360	1,827,880	2,058,779

Movement of contract liabilities is as follows:

	2017	2018
At the beginning of year	159,696	225,560
Revenue recognized that was included in the contract liabilities at the beginning of the year	(122,892)	(170,113)
Increases due to cash received, excluding amounts recognized as revenue during the year	188,756	246,372
At the end of year	225,560	301,819

There was no revenue recognized during the periods presented relating to performance obligations satisfied in previous periods.

Contract liabilities represent short-term advances received from customers for healthcare services. The increase in contract liabilities in 2017 and 2018 is a result of the increase in advances received from the Group’s customers during the year.

(ii)	Performance obligations

Information about the Group’s performance obligations is summarised below:

Healthcare services

Revenues are recognized when the Group’s obligation to provide healthcare services is satisfied. The contractual relationships with patients, in majority of the cases, also involve a third-party insurance company payor.

For inpatient services, the patients receive treatments that include various components that are all highly interdependent, and therefore, are regarded as one performance obligation. The performance obligation is satisfied over time as the patient simultaneously receives and consumes the benefits of the inpatient services provided. The Group has a right to consideration from its patients in an amount that corresponds directly with the value to the patient of the Group’s performance completed to date (calculated based on fixed pre-determined treatment prescriptions). Therefore, revenue for inpatient services are recognized in the amount to which the Group has a right to invoice on a daily basis.

F-40

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

4.	Revenue from contracts with customers (continued)

(ii)	Performance obligations (continued)

Healthcare services (continued)

Revenue for outpatient services is recognized at a point in time because the performance obligations are generally satisfied over a period of less than one day.

Others

Revenue from goods such as gift shop merchandise, and food and beverage items are recognized at a point in time, generally upon delivery of the goods to the customer. Revenue from services such as hospital management consulting and training services, and matron services is recognized on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Group evenly throughout the performance period.

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at 31 December 2017 and 2018 are as follows:

	2017	2018
Within one year	170,113	262,733
More than one year	55,447	39,086
	225,560	301,819

The performance obligations expected to be recognized in more than one year relate to rendering of treatment packages that are to be satisfied within three years. All the other remaining performance obligations are satisfied in one year or less at the end of each year.

5.	Salaries, wages and benefits

	2016	2017	2018
Salaries, wages, bonus, and allowances	719,081	800,281	923,782
Housing funds	61,458	64,953	71,632
Social insurance expenses	94,345	109,629	129,338
Welfare and other expenses	30,832	42,692	44,568
Share-based compensation (Note 17)	33,286	22,850	18,418
	939,002	1,040,405	1,187,738

F-41

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

6.	Finance income and costs

An analysis of finance income and costs is as follows:

	2016	2017	2018
Finance costs:

Interest expense	9,905	15,606	27,928
Others	219	45	—
	10,124	15,651	27,928
Less: interest capitalized	—	(2,243)	(8,508)
	10,124	13,408	19,420

Finance income:
Interest income	1,165	1,862	2,543
Finance costs, net	8,959	11,546	16,877

7. Income tax

The Group is subject to income tax on an entity basis on profits arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate.

Pursuant to the rules and regulations of the Cayman Islands, the Partnership is not subject to any income tax.

As a result of the United States (“U.S.”) tax regulations amendments, the federal statutory income tax rate for the Group’s U.S. subsidiary is 35%, 35% and 21%, for the year ended 31 December 2016, 2017 and 2018, respectively. Dividends payable by the Group’s U.S. subsidiary, to non-U.S. resident enterprises shall be subject to 30% withholding tax.

Taxes on profits assessable in the PRC have been calculated at the prevailing tax rates, based on existing legislation, interpretations and practices in respect thereof. Pursuant to the PRC Enterprise Income Tax (“EIT”) Law effective on 1 January 2008, the PRC corporate income tax rate of the Group’s subsidiaries operating in the PRC for the periods presented is 25% on their taxable profits. Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

	2016	2017	2018
Current income tax expense
Charge for the year	49,597	68,033	68,918
(Over)/under-provision in prior period	(8)	(72)	49
Deferred tax expense/(benefit)	12,507	(1,196)	(9,218)
	62,096	66,765	59,749

F-42

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

7.	Income tax (continued)

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the jurisdictions in which the majority of the Group’s subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	2016	2017	2018
Profit/(loss) before tax	59,869	68,356	(94,297)
Tax expense calculated at the statutory tax rate of 25%	14,967	17,089	(23,574)
Effect of differing tax rates in different jurisdictions	10,269	283	986
Non-taxable income	(1,575)	(1,735)	(2,221)
Non-deductible expenses	8,921	15,669	14,675
Utilization of previously unrecognized tax losses	(3,134)	(47,588)	(5,872)
Utilization of previously unrecognized deductible temporary differences	(832)	(2,309)	(567)
Unrecognized deductible temporary differences	8,581	199	21,870
Unrecognized tax losses for the year	24,050	32,827	55,463
Adjustments in respect of current tax of the previous period	(8)	(72)	49
Effect of U.S. Tax Cut and Jobs Act (“TCJA”) transition tax*	—	45,907	—
Effect of non-U.S. operations*	—	—	(1,834)
PRC withholding tax	857	6,495	774
Income tax expense	62,096	66,765	59,749

*	Due to enactment of the TCJA in December 2017, there is a one-time mandatory transition tax impact on accumulated non-U.S. operations recognized during 2017. For subsequent periods, the current year tax impact of non-U.S. operations will be recognized in the respective current year period.

8.	Property and equipment

	Leasehold improvements	Medical equipment	Office equipment	Furniture and vehicles	CIP	Total
At 1 January 2017
Cost	788,154	398,925	52,224	20,250	16,961	1,276,514
Accumulated depreciation	(266,918)	(149,739)	(35,138)	(12,134)	—	(463,929)
Net carrying amount	521,236	249,186	17,086	8,116	16,961	812,585
At 1 January 2017, net of accumulated depreciation	521,236	249,186	17,086	8,116	16,961	812,585
Additions	22,537	40,358	11,509	4,474	278,533	357,411
Transfers	150	—	—	—	(150)	—
Disposals	—	(155)	(48)	(40)	—	(243)
Depreciation	(53,489)	(38,138)	(9,914)	(3,640)	—	(105,181)
At 31 December 2017, net of accumulated depreciation	490,434	251,251	18,633	8,910	295,344	1,064,572

F-43

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

8.	Property and equipment (continued)

	Leasehold improvements	Medical equipment	Office equipment	Furniture and vehicles	CIP	Total
At 31 December 2017 and 1 January 2018

Cost	801,344	437,778	62,815	23,994	295,344	1,621,275
Accumulated depreciation	(310,910)	(186,527)	(44,182)	(15,084)	—	(556,703)
Net carrying amount	490,434	251,251	18,633	8,910	295,344	1,064,572
At 31 December 2017 and 1 January 2018, net of accumulated depreciation	490,434	251,251	18,633	8,910	295,344	1,064,572
Additions	66,538	182,612	34,163	7,999	666,701	958,013
Transfers	566,658	982	—	—	(567,640)	—
Disposals	(3)	(308)	(13)	(9)	—	(333)
Depreciation	(67,254)	(44,706)	(12,068)	(3,299)	—	(127,327)
At 31 December 2018, net of accumulated depreciation	1,056,373	389,831	40,715	13,601	394,405	1,894,925

At 31 December 2018
Cost	1,434,467	615,530	96,493	31,882	394,405	2,572,777
Accumulated depreciation	(378,094)	(225,699)	(55,778)	(18,281)	—	(677,852)
Net carrying amount	1,056,373	389,831	40,715	13,601	394,405	1,894,925

Interest expenses arising from borrowings attributable to the construction of healthcare facility leasehold improvements capitalized during the years ended 31 December 2017 and 2018 were RMB2,243 and RMB8,508, respectively, and were included in additions to CIP. The rate used to determine the amount of borrowing costs eligible for capitalization was 6.18% to 6.19% and 7.10% to 7.39% for 2017 and 2018, respectively, which is the EIR of the specific borrowing.

Impairment testing of property and equipment

When any indicators of impairment are identified, property and equipment are reviewed for impairment based on each CGU. The CGU is assessed at an individual city level in the PRC where the Group operates its hospitals and clinics. All the hospitals and clinics within the individual city maintain centralized patient records; use the same appointment reservation and accounting system; share resources including doctors, nurses, medical equipments; and refer patients across the hospitals and clinics within the same city. The carrying values of these CGUs were compared to the recoverable amounts of the CGUs, which were based predominantly on value in use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Other key assumptions applied in the impairment testing include the expected price of healthcare services, demand for the services, service costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopted a pre-tax and non-inflation rate of 13.2% and 13.1% in 2017 and 2018, respectively, that reflects specific risks related to the CGUs as discount rates.

There was only one CGU with an indicator of impairment identified during the periods presented. Based on the impairment assessments, the directors of the Partnership are of the view that there was no impairment during the periods presented.

F-44

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

9.	Intangible assets

	Brand	Contracts with insurers	Software	Total
At 1 January 2017
Cost	992,500	92,500	52,316	1,137,316
Accumulated amortization	—	(13,875)	(25,712)	(39,587)
Net carrying amount	992,500	78,625	26,604	1,097,729
Cost at 1 January 2017, net of accumulated amortization	992,500	78,625	26,604	1,097,729
Additions	—	—	4,552	4,552
Amortization	—	(6,166)	(4,561)	(10,727)
At 31 December 2017	992,500	72,459	26,595	1,091,554
At 1 January 2018
Cost	992,500	92,500	56,868	1,141,868
Accumulated amortization	—	(20,041)	(30,273)	(50,314)
Net carrying amount	992,500	72,459	26,595	1,091,554
Additions	—	—	12,693	12,693
Disposals	—	—	(22)	(22)
Amortization	—	(6,167)	(5,145)	(11,312)
At 31 December 2018	992,500	66,292	34,121	1,092,913
Cost	992,500	92,500	69,511	1,154,511
Accumulated amortization	—	(26,208)	(35,390)	(61,598)
Net carrying amount	992,500	66,292	34,121	1,092,913

Impairment testing of goodwill and intangible assets with indefinite lives

For impairment testing, goodwill and brand are allocated to the consolidated Group, which is the sole operating segment and also represents the lowest level within the Group at which the goodwill and brand are monitored for internal management purposes. The recoverable amount of the consolidated group is determined based on value-in-use calculations.

These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated growth rate that does not exceed the long-term average growth rate for healthcare services. Other key assumptions applied in the impairment testing include the expected price of healthcare services, demand for the services, service costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopted a pre-tax rate of 13.2% and 13.1% for 2017 and 2018, respectively, that reflects specific risks related to the Group as the discount rate. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of the Group to exceed its recoverable amount. Management are also of the view that, based on their assessment, there was no impairment during the periods presented.

F-45

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

10.	Inventories

	2017	2018
Pharmacy inventory	19,014	33,195
Hospital consumables	16,603	20,814
Others	4,204	3,301
	39,821	57,310

No impairment was recognized as an expense for inventories carried at net realizable value during 2017 and 2018.

11. Trade receivables

	2017	2018
Trade receivables	233,858	256,423
Impairment	(72,347)	(75,296)
	161,511	181,127

The Group assesses a patient’s ability to pay based on the patient’s financial capacity and intention to pay considering all relevant facts and circumstances, including pre-clearing with the patient’s respective insurance company, and past experiences with that patient or patient class. For certain patient classes, the Group requires substantial upfront deposits or full payment before the patient is discharged. Therefore, the Group concludes that collectability is probable for each patient based on its procedures performed prior to accepting each patient and on its historical experience with each patient class while also accepting that there is some credit risk inherent with some patient classes. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. The trade receivables are predominantly due from creditworthy insurance companies. The remaining debtors are individual patients. The Group does not hold any collateral as security. There is no concentration of credit risk with respect to trade receivables because no individual debtor contributed more than 10% of the Group’s trade receivables.

An aging analysis of trade receivables at the end of reporting periods, net of loss allowance is as follows:

	2017	2018
Within 3 months	119,039	126,291
3 months – 6 months	18,900	28,915
6 months – 9 months	12,522	14,052
9 months–1 year	4,582	5,954
1–2 years	4,971	4,169
2–3 years	1,497	1,746
	161,511	181,127

F-46

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

11.	Trade receivables (continued)

The movements in the loss allowance for impairment of trade receivables are as follows:

	2017	2018
At beginning of year	71,564	72,347
Impairment losses	16,571	16,329
Amount written off as uncollectible	(15,788)	(13,380)
At end of year	72,347	75,296

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The Group’s expected credit losses are concentrated in the individual patient debtor class. The provision rates are based on days past due for customers for groupings of patients that have shared credit risk characteristics. The calculation reflects the supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Trade receivables are written off if past due for more than three years.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Past due
31 December 2017	Within 3 months	3–6 months	6–9 months	9– 12 months	1–2 years	2–3 years	Total
Expected credit loss rate	7.46%	22.22%	41.41%	64.18%	81.74%	92.34%
Gross carrying amount	128,635	24,299	21,372	12,792	27,223	19,537	233,858
Expected credit losses	9,596	5,399	8,850	8,210	22,252	18,040	72,347

		Past due
31 December 2018	Within 3 Months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 3 years	Total
Expected credit loss rate	7.39%	21.41%	36.57%	50.00%	86.10%	90.91%
Gross carrying amount	136,368	36,792	22,153	11,908	29,991	19,211	256,423
Expected credit losses	10,077	7,877	8,101	5,954	25,822	17,465	75,296

12.	Cash and cash equivalents

	Notes	2017	2018
Cash and bank balances	(a)	891,912	596,613
Cash and cash equivalents		891,912	596,613
Restricted cash Current	(b)	19,921	26,272
Non-current	(b)	8,418	350
Restricted cash		28,339	26,622

 Notes:

(a)	Cash and cash equivalents amounting to RMB422,267 and RMB285,733 at 31 December 2017 and 2018 were denominated in US$, respectively.

(b)	Restricted cash represented deposits pledged for interest-bearing bank borrowings.

F-47

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

12.	Cash and cash equivalents (continued)

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and restricted cash are deposited with creditworthy banks with no recent history of default.

13.	Accrued expenses and other current liabilities

	2017	2018
Payables for purchases of property and equipment (Note 18)	26,081	457,811
Payroll and welfare payable	97,293	109,256
Accrued expenses	74,817	79,588
Accrued rent	37,802	62,905
Withholding tax, value added taxes and surcharges payable	22,948	24,448
Interest payable	5,239	11,292
Others	5,301	4,930
	269,481	750,230

14.	Interest-bearing bank borrowings

	2017	2018
Current
– Secured	21,430	20,205
Non-current
– Secured	258,103	387,387
	279,533	407,592

	2017	2018
Maturity profile of the bank borrowings:
Within 1 year	21,430	20,205
Between 1 and 2 years	19,756	43,525
Between 2 and 5 years	125,905	200,879
Over 5 years	112,442	142,983
	279,533	407,592

(a)	The interest-bearing bank borrowings were all US$ denominated. The weighted average annual interest rate for the year ended 31 December 2017 and 2018 was 2.15% to 6.79%, and 2.15% to 7.82%, respectively.

(b)	All the bank borrowings are secured by:

	2017	2018
Restricted cash	15,095	5,277
Equity interest in subsidiaries	264,438	402,315
	279,533	407,592

F-48

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

14.	Interest-bearing bank borrowings (continued)

(c)	The Group had unutilized banking facilities of RMB196,026 (US$30,000) and RMB68,632 (US$10,000) available at 31 December 2017 and 2018, respectively.

15.	Deferred tax

The movements in deferred tax assets and liabilities are as follows:

Deferred tax assets:

	Tax loss	Impairment of trade receivables	Accrued expenses	Property and equipment	Others	Total
At 1 January 2017	7,959	27,770	11,056	2,582	965	50,332
(Debited)/credited to income statement	(4,428)	1,674	1,693	(172)	156	(1,077)
At 31 December 2017	3,531	29,444	12,749	2,410	1,121	49,255
(Debited)/credited to income statement	(763)	1,724	7,187	(273)	(314)	7,561
At 31 December 2018	2,768	31,168	19,936	2,137	807	56,816

Deferred tax liabilities:

	Brand	Contracts with insurers	Property and equipment	Others	Total
At 1 January 2017	(248,125)	(19,656)	(1,458)	(473)	(269,712)
Credited to income statement	—	1,542	383	348	2,273
At 31 December 2017	(248,125)	(18,114)	(1,075)	(125)	(267,439)
Credited/(debited) to income statement	—	1,542	280	(165)	1,657
At 31 December 2018	(248,125)	(16,572)	(795)	(290)	(265,782)

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statement of financial position. The offset amounts are as follows:

	2017	2018
Deferred tax assets	49,255	56,816
Offset with deferred tax liabilities	(1,199)	(1,084)
Net deferred tax assets recognized in the consolidated statement of financial position	48,056	55,732

	2017	2018
Deferred tax liabilities	(267,439)	(265,782)
Offset with deferred tax assets	1,199	1,084
Net deferred tax liabilities recognized in the consolidated statement of financial position	(266,240)	(264,698)

F-49

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

15.	Deferred tax (continued)

Deferred tax assets have not been recognized in respect of the following items:

	2017	2018
Tax losses	499,724	631,930
Deductible temporary differences	4,634	89,846
	504,358	721,776

Pursuant to the PRC EIT Law, 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in PRC. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. At 31 December 2017 and 2018, no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Partnership and the Group’s subsidiaries established in PRC. In the opinion of the directors of the Partnership, the Group’s earnings will be retained in PRC for the expansion of the Group’s operations, so it is not probable that these subsidiaries will distribute such earnings in the foreseeable future. The aggregate amounts of temporary differences associated with investments in subsidiaries in PRC for which deferred tax liabilities have not been recognized totaled approximately RMB17,365 and RMB20,452 as at 31 December 2017 and 2018, respectively. Deferred income tax assets are recognized for tax losses carried-forward to the extent that realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of RMB124,931 and RMB157,983 in 2017 and 2018 in respect of certain PRC subsidiaries’ accumulated tax losses of RMB499,724 and RMB631,930 as at 31 December 2017 and 2018 that can be carried forward against future taxable income and will expire between 2018 and 2022, and 2019 and 2023, respectively.

16.	Related party transactions

Name of Related Parties	Relationship with the Group
TPG Healthy, L.P. (“TPG”)	Limited Partnership interests (“LP interests”) holder
Fosun Industrial Co., Limited (“Fosun”)	LP interests holder
Chindex Medical Limited (“CML”)	Affiliate of Fosun
Ample Up Limited (“Ample”)	Affiliate of Fosun
Shanghai Fuji Medical Equipment Co., Limited (“Fuji”)	Affiliate of Fosun

a)	Related party transactions

	2016	2017	2018
Purchases of medical equipment from Ample and CML	2,730	2,770	882
Purchases of medical services from Fuji	—	—	1,006
Management consulting services from TPG and Fosun	3,733	3,715	3,637
Advances to senior executives	—	14,000	14,705
Gain on disposal of CML(i)	—	29,618	—

(i)	On 7 April 2017, the Group disposed all of its 30% equity interests in CML to Ample for a cash consideration of RMB263,589 resulting in a gain on disposal amounting to RMB29,618. The total cash consideration was determined based on a valuation report performed by an independent qualified valuer. On 21 December 2018, the Group liquidated Chindex Medical Holdings, Ltd. (“CMH”), the holding company of CML. The Group uses the direct method of consolidation and on liquidation of CMH, a foreign operation, comprehensive income amounting to RMB26,429 was reclassified to profit or loss.

F-50

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

16.	Related party transactions (continued)

b)	Related party balances

	2017	2018
Amounts due from related parties:
Senior executives(i)	14,000	28,705
CML	223	3,965
	14,223	32,670
Amounts due to related parties:
Fuji	—	781
CML	113	1,032
TPG and Fosun	587	728
	700	2,541

(i)	The Partnership provided interest bearing advances to senior executives, which will be fully repaid by the senior executives upon the completion of the Proposed Transaction (Note 23). Interest income of nil, RMB45 and RMB304, respectively, were recorded as interest income during the years ended 31 December 2016, 2017 and 2018, respectively.

All the balances due from related parties as of 31 December 2017 and 2018 were unsecured, and neither past due nor impaired. The credit quality of due from related parties is assessed by reference to the counterparties’ default history. Based on past experience, the directors of the Partnership are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable for the periods presented.

c)	Compensation of key management personnel of the Group

	2016	2017	2018
Short term employee benefits	15,694	13,415	16,526
Post-employment benefits	132	101	140
Share-based compensation expense	24,330	18,884	13,062
Total compensation paid to key management personnel	40,156	32,400	29,728

For a discussion of payments to be made to key management personnel of the Group in connection with a change in control upon the closing of the Proposed Transaction, see Note 23.

F-51

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

17.	Share-based payments

The Partnership adopted a share incentive plan on 29 September 2014 (the “Plan”) for the purposes of providing incentives and rewards to the Partnership’s employees. The Plan is administered by Healthy Harmony GP, Inc., the general partner of the Partnership. The total number of share options and restricted share units (“RSUs”) (collectively “Awards”) can be granted under the Plan is 2,073,468. All options, whether vested or unvested, and RSUs shall expire on the tenth anniversary of their grant date. There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these Awards.

Share options

50% of the options granted generally vest in five equal installments over a service period, while the remaining 50% of the options vest if and when the Group’s specified performance conditions, including EBITDA targets are met (non-market condition), or if a fixed targeted return on the LP interests is achieved (market condition).

The exercise price of the share options on the date of grant shall never be less than US$24 per unit of LP interest (“LP interest unit”). The movement of the share options granted to employees of the Group under the Plan are as follows:

	2016		2017		2018
	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options
At 1 January	24.0	1,139,520	24.0	1,144,840	24.0	1,140,040
Granted during the year	24.3	65,790	—	—	28.4	66,000
Forfeited during the year	24.0	(60,470)	24.0	(4,800)	24.0	(55,920)
At 31 December	24.0	1,144,840	24.0	1,140,040	24.3	1,150,120
Exercisable at the end of the year		284,104		426,248		562,948

The weighted average fair value of share options granted under the Plan during the year of 2016 and 2018 was US$5.96 and US$16.89, respectively. No share options under the Plan were expired or exercised during the periods presented. The weighted average remaining contractual life for the share options outstanding as at 31 December 2016, 2017 and 2018 was 8.09 years, 7.09 years and 6.25 years, respectively. The range of exercise periods for options outstanding at the end of the year of 2016, 2017 and 2018 was 30 September 2015 to 30 September 2026, 30 September 2015 to 30 September 2026 and 30 September 2015 to 31 March 2028, respectively. The range of exercise prices for options outstanding at the end of the year of 2016, 2017 and 2018 was US$24.0 to US$26.4, US$24.0 to US$26.4 and US$24.0 to US$28.8, respectively.

The fair value of the share options is estimated using a binomial option pricing model, taking into account the terms and conditions on which the share options were granted. The following tables list the inputs to the models used for the share options granted under the Plan:

	2016	2018
Expected volatility (%)	40.1%	40.2%
Exercise multiple	2.8	2.8
Risk-free interest rate (%)	2.10%	3.12%
Fair value of LP interest unit (US$)	17.91	32.81

F-52

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

17.	Share-based payments (continued)

Share options (continued)

The exercise multiple was estimated as the average ratio of the fair value of LP interest unit to the exercise price of when employees would decide to voluntarily exercise their vested options. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

RSUs

The RSUs generally vest if and when the Group’s specified perfomance conditions, including EBITDA targets are met (non-market condition), or if a fixed targeted return on the LP interests is achieved (market condition).

The movement of the RSUs granted to the employees of the Group during the year ended 31 December 2016, 2017 and 2018 are as follows:

	2016	2017	2018
At 1 January	644,760	647,420	645,020
Granted during the year	32,895	—	27,000
Forfeited during the year	(30,235)	(2,400)	(27,960)
At 31 December	647,420	645,020	644,060

The weighted average fair value of RSUs granted during the year of 2016 and 2018 was US$17.91 and US$32.81, respectively. The fair value of a RSU is equal to the fair value of the underlying limited partner interests on the date of grant. No RSUs under the Plan were expired during the periods presented. The weighted average remaining contractual life for the share options outstanding as at 31 December 2016, 2017 and 2018 was 8.08 years, 7.08 years and 6.19 years, respectively.

Others

In 2014, the Group granted share options and RSUs to senior executives that contain service vesting conditions. The share options and RSUs generally will become vested either (i) immediately upon grant; or (ii) vest over a one to four year period. The share options and RSUs were accounted for as equity awards and expenses related to these share options amounted to US$100, US$100 and US$nil, respectively, for the years ended 31 December 2016, 2017 and 2018, respectively. 1,093, 165,422 and 132,360 awards, were exercised during the years ended 31 December 2016, 2017 and 2018, respectively.

The share-based compensation expense recognized for all the above-mentioned equity-settled share-based payment transactions amounted to RMB33,286, RMB22,850 and RMB18,418, respectively, for the years ended 31 December 2016, 2017 and 2018, respectively. There were no cancellations or modifications to any of the awards during the periods presented.

18.	Notes to the consolidated statement of cash flows

(a)	Major non-cash transactions during the periods presented are as follows:

	2016	2017	2018
Purchase of property,equipment,and intangible assets included in accrued expenses and other current liabilities (Note 13)	14,065	26,081	457,811

F-53

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

18.	Notes to the consolidated statement of cash flows (continued)

	2016	2017	2018
Exercise of employee options included in amountsdue from related parties	—	6,125	10,374

(b)	Changes in liabilities arising from financing activities:

	Interest-bearing loans and borrowings
	2016	2017	2018
At 1 January	148,422	131,110	279,533
Changes from financing cash flows	(27,961)	166,449	103,635
Foreign exchange movement	10,649	(18,026)	24,424
At 31 December	131,110	279,533	407,592

19.	Commitments and contingencies

(a)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but not yet paid were as follows:

	2017	2018
Property and equipment	249,265	643,175

(b)	Operating lease commitments

Future minimum rentals payable under non-cancellable operating leases as at 31 December were as follows:

	2017	2018
Buildings:
– Within 1 year	169,684	194,603
– Within 1 year to 5 years	676,530	666,297
– Over 5 years	1,941,928	1,781,705
	2,788,142	2,642,605

(c)	Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

F-54

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

20.	Financial Instruments by category

The carrying amounts of each of the categories of financial instruments as at the end of the reporting periods are as follows:

Financial assets

	2017	2018
	Financial assets at amortized cost	Financial assets at amortized cost
Trade receivables	161,511	181,127
Amounts due from related parties	14,223	32,670
Financial assets included in prepayments and other current assets	1,529	5,888
Restricted cash	28,339	26,622
Cash and cash equivalents	891,912	596,613
	1,097,514	842,920

The carrying amounts of each of the categories of financial instruments as at the end of the reporting periods are as follows (continued):

Financial liabilities

	2017	2018
	Financial liabilities at amortized cost	Financial liabilities at amortized cost
Trade payables	44,541	76,107
Interest-bearing bank borrowings	279,533	407,592
Amounts due to related parties	700	2,541
Financial liabilities included in accrued expenses and other current liabilities	149,240	616,526
	474,014	1,102,766

The carrying amount of the long-term interest-bearing borrowings approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The carrying amounts of the Group’s remaining financial instruments approximate their fair values due to the short-term maturities of these instruments.

21.	Financial risk management objectives and policies

The Group’s principal financial instruments comprise of interest-bearing bank borrowings, restricted cash and cash and cash equivalents. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Group’s financial instruments and the Group’s policies for managing each of these risks are summarised below.

F-55

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

21. Financial risk management objectives and policies (continued)

Interest rate risk

During the periods presented, as the Group had no significant interest-bearing assets except for restricted cash, and cash and cash equivalents, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. The bank balances and restricted cash are deposited with creditworthy banks with no recent history of default. The interest rates are regulated by the People’s Bank of China (“PBOC”) and management closely monitors the fluctuation of such rates periodically.

The interest rate risk for the Group’s financial liabilities relates primarily to the Group’s bank borrowings with a floating interest rate. The Group closely monitors market interest rates and maintains a balance between floating and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

At 31 December 2017 and 2018, if interest rates at that date had been 50 basis points higher/lower with all other variables held constant, post-tax profit for the years would have been RMB1,355 and RMB2,045 lower/higher, respectively, arising mainly as a result of higher/lower interest expense on floating rate borrowings.

Foreign currency risk

The Group has currency exposures primarily from its interest-bearing bank borrowings and cash and cash equivalents denominated in US$. The Group currently does not use any derivative contracts to hedge its exposure to foreign currency risk but management closely monitors the impact of the international foreign currency market on the change of exchange rates. At 31 December 2017 and 2018, if the RMB had strengthened/weakened 1% against the US$ with all other variables held constant, post-tax profit for the years would have been RMB1,731 higher/lower and RMB5,334 higher/lower in 2017 and 2018, respectively.

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Credit risk

Credit risk mainly arises from cash and cash equivalents, restricted cash and trade receivables. The Group maintains all its cash and cash equivalents and restricted cash in banks and financial institutions with good credit rating and no recent history of default. Therefore, there is no significant credit risk on such assets being exposed to losses.

F-56

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

21. Financial risk management objectives and policies (continued)

Credit risk (continued)

The Group assesses a patient’s ability to pay based on the patient’s financial capacity and intention to pay considering all relevant facts and circumstances, including pre-clearance with the patient’s respective insurance company, and past experiences with that patient or patient class. For certain patient classes, the Group requires substantial deposits or full payment before the patient is discharged. Based on the above, the Group concludes that collectability is probable for each patient based on its procedures performed prior to accepting each patient and on its historical experience with each patient class while also accepting that there is some credit risk inherent with some patient classes. The Group’s expected credit losses are concentrated in the individual patient debtor class. The Group applies the simplified approach to its trade receivables to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected credit loss provision for trade receivables. The Group’s historical experience in collection of trade receivables falls within the recorded allowance and the management is of the opinion that adequate provision for uncollectible receivables has been made in the consolidated financial statements.

To measure the expected credit losses of trade receivables excluding impaired receivables, trade receivables have been grouped mainly based on shared credit risk characteristics and the days past due. The expected credit loss model also incorporates forward-looking information. The Group has performed historical analysis and identified the key economic variables impacting credit risk and expected credit losses. It considers available reasonable and supportive forwarding-looking information. Specifically, the following indicators are incorporated:

•	internal credit rating

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower’s ability to meet its obligations

•	actual or expected significant changes in the operating results of individual debtors

•	significant changes in the expected performance and behaviour of the debtors

Maximum exposure as at 31 December 2017 and 2018

The carrying amounts of the Group’s cash and cash equivalents, restricted cash, and trade receivables represent the Group’s maximum exposure to credit risk in relation to its financial assets.

Trade receivables do not require collateral as they are mainly due from reputable insurance companies. There is no concentration of credit risk with respect to trade receivables because no individual debtor contributed more than 10% of the Group’s trade receivables. The Group applied the simplified approach for impairment of trade receivables, and information based on the provision matrix is disclosed in Note 11 to the consolidated financial statements.

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows; changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; changes in certain strategic relationships or supplier relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could also be adversely affected by significant political, economic and social uncertainties in the PRC.

There was no individual customer that contributed more than 10% of the Group’s revenue during the years ended 31 December 2016, 2017 and 2018, respectively. There was no individual supplier that contributed more than 10% of the Group’s operating expenses during the years ended 31 December 2016, 2017 and 2018, respectively.

F-57

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

21. Financial risk management objectives and policies (continued)

Liquidity risk

Group finance monitors rolling cash flow forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, and covenant compliance.

The maturity profile of the Group’s financial liabilities as at the end of the reporting periods, based on the contractual undiscounted payments, is as follows:

Year ended 31 December 2017	On demand	Within one year	In the second year	In the third to fifth year	Over five years
Interest-bearing loans and borrowings	—	34,221	37,567	166,989	129,077
Trade payables	44,541	—	—	—	—
Financial liabilities included in accrued expenses and other current liabilities	149,240	—	—	—	—
Amounts due to related parties	700	—	—	—	—

Year ended 31 December 2018	On demand	Within one year	In the second year	In the third to fifth year	Over five years
Interest-bearing loans and borrowings	—	40,463	74,398	262,333	159,068
Trade payables	76,107	—	—	—	—
Financial liabilities included in accrued expenses and other current liabilities	616,526	—	—	—	—
Amounts due to related parties	2,541	—	—	—	—

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize LP interests holders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to LP interests holders or issue new LP interests. The Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing bank borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call the borrowings. There have been no breaches of the financial covenants of any interest-bearing borrowings during the periods presented. No changes were made in the objectives, policies or processes for managing capital during the periods presented.

The Group monitors capital on the basis of its gearing ratio. This ratio is calculated as total debt divided by total capital. Total debt represented total borrowings (including “long-term interest-bearing bank borrowings and current interest-bearing bank borrowings” as shown in the consolidated statements of financial position). Total capital is calculated as “equity” as shown in the consolidated statements of financial position plus total debt

F-58

HEALTHY HARMONY HOLDINGS, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2016, 2017 and 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of limited partnership interest units and per unit data)

21. Financial risk management objectives and policies (continued)

Capital management (continued)

The gearing ratios at 31 December were as follows:

	2017	2018
Total debt (Note 14)	279,533	407,592
Equity	3,411,397	3,308,032
Total capital	3,690,930	3,715,624
Gearing ratio	7.6%	11.0%

22. Approval of the consolidated financial statements

The consolidated financial statements were approved and authorized for issue by the board of directors of Healthy Harmony GP, Inc. on 6 September 2019.

23. Events after the reporting period

Proposed Transaction

The board of directors of NFC unanimously approved an agreement, dated as of 30 July 2019, pursuant to which NFC will indirectly acquire substantially all of the issued and outstanding equity interests of the Partnership (the “Proposed Transaction”). Key management personnel of the Group are entitled to a payment amounting to US$2,000 in the aggregate promptly after the closing of the Proposed Transaction.

F-59

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the definitive proxy statement of New Frontier Corp. filed with the Securities and Exchange Commission on November 29, 2019 (the “Proxy Statement”).

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 assumes that the business combination and related transactions occurred on September 30, 2019. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 and year ended December 31, 2018 presents pro forma effect to the business combination and related transactions as if they had been completed on January 1, 2018.

The pro forma combined financial statements do not necessarily reflect what NFC’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of NFC. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial statements of Healthy Harmony have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of Renminbi (RMB). The historical financial statements of NFC have been prepared in accordance with GAAP in its functional and presentation currency of United States dollars. The financial statements of NFC have been translated into RMB for purposes of convenience translation in the unaudited pro forma combined financial information at a rate of RMB6.8755 to US$1.00 and RMB7.1477 to US$1.00, the respective exchange rates on December 31, 2018 and September 30, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. Furthermore, the historical financial information of NFC has been adjusted to give effect to the differences between GAAP and IFRS as issued by the IASB. No adjustments were required to convert NFC’s financial statements from GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information, except to classify NFC’s common stock subject to redemption as non-current liabilities under IFRS.

The historical financial information of NFC was derived from the unaudited and audited financial statements of NFC as of and for the nine months ended September 30, 2019 and for the year ended December 31, 2018, included in the Proxy Statement and is incorporated herein by reference. The historical financial information of Healthy Harmony was derived from the unaudited condensed consolidated statement of financial position as of the six months ended June 30, 2019, included in the Proxy Statement and is incorporated herein by reference and for the nine months ended June 30, 2019, not included in the Proxy Statement and is incorporated herein by reference. Healthy Harmony’s historical information for the nine months ended June 30, 2019 was derived from Healthy Harmony’s unaudited interim condensed consolidated statement of profit or loss and the comprehensive income/(loss) for six month ended June 30,2019, included elsewhere in the Proxy Statement, combined with HHH’s unaudited interim condensed consolidated statement of profit or loss and other comprehensive income/(loss) for three months ended December 31,2018 (not included elsewhere in the Proxy Statement).

This information should be read together with NFC’s and Healthy Harmony’s audited financial statements and related notes, the sections titled “NFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Healthy Harmony’s Operating and Financial Review and Prospects” and other financial information included elsewhere in this proxy statement/prospectus.

The business combination is accounted for under the scope of IFRS. NFC has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•	NFC is transferring cash and equity consideration via the use of funds in their trust account and proceeds from equity issuances, and will be incurring liabilities to execute the business combination;

•	NFC’s shareholders as a group have the largest voting interest in the combined entity (approximately 89%);

F-60

•	The combined company’s board of directors will initially consist of nine directors, five of whom will be selected by or associated with NFC. Furthermore, NFC’s existing chairman of board of directors will remain in place as the chairman of the board of directors of the combined company.

•	Healthy Harmony’s senior management will comprise the senior management of the combined company, however, NFC will establish an executive committee to provide oversight to the combined company’s management team as they continue in their current roles; and

•	NFC was the entity that initiated the business combination.

These factors support the conclusion that NFC is the accounting acquirer in the business combination. Healthy Harmony constitutes a business in accordance with IFRS 3 and the business combination constitutes a change in control. Accordingly, the business combination is accounted for using the acquisition method.

Description of the Business Combination

The following represents the aggregate consideration:

(in thousands)	Amount
	RMB	US$
Gross Estimated Consideration	9,535,432	$1,334,056
Less: Non-cash settlement of option strike costs	(225,724)	(31,580)
Net Estimated Consideration (a)	9,309,708	$1,302,476

Net Estimated Consideration consists of:
Cash to Seller (b)	8,112,381	$1,134,964
Rollover Equity - Fosun	671,884	94,000
Rollover Equity - Lipson	256,660	35,908
Rollover Equity - Others	119,118	16,665
NFH Options (c)	139,058	19,455
NFH RSUs (c)	10,607	1,484
Net Estimated Consideration (a)	9,309,708	$1,302,476

(a) Net purchase price of $1.3 billion is calculated as the Purchase Price Per LP Interest (defined as $50.4928 in the Transaction Agreement) multiplied by the sum of the outstanding number of GP Interest Held, LP Interest Held, RSUs, and Options less unpaid strike costs of $31.6 million related to the options.

(b) Excludes the additional RMB 150.1 million (US $21 million) of cash related to the Fosun Expense Reimbursement Amount and Transaction Expenses Reimbursement Amount and the Closing Partnership Expense Leakage per the Transaction Agreement. These are separately accounted for outside of consideration.

(c) An aggregate number of NFH Options and NFH RSUs to be issued in connection with the conversion of Partnership Options and Partnership RSUs at the Closing. The consideration calculates the fair value of the NFH Options using the difference between the Purchase Price Per LP Interest and the strike cost of the options multiplied by the number of Partnership Options. The calculation uses an exchange ratio for Partnership RSUs to NFH RSUs so that the estimates fair value exchanged remains consistent.

NFH will assume the outstanding International Finance Corporation (“IFC”) debt facilities. Upon TPG Seller, Fosun Seller and Roberta Lipson and their respective affiliates ceasing to collectively own 50% of the economic and voting interest in Healthy Harmony, IFC has the right to accelerate the prepayment according to the IFC Loan agreements. The purchase price paid at Closing will be based on an estimate of the amount of the foregoing adjustments and will be subject to a customary post-Closing true-up.

Financing for the business combination and for related transaction expenses will consist of:

	Amount
(in thousands)	RMB	US$
Deferred underwriting fees	(49,408)	$(6,913)
PIPE Fee	(29,739)	(4,161)
Other (Legal, advisory, admin, leakage, transaction bonus, etc.)	(163,183)	(22,830)
Accrued transaction costs	(3,367)	(471)
Total estimated transactions costs to be paid	(245,697)	$(34,375)
Transaction costs already expensed and paid	(1,354)	(189)
Total estimated transaction costs	(247,051)	(34,564)

The following summarizes the pro forma ordinary shares outstanding after giving effect to the Business Combination :

	As of September 30, 2019
	Actual		Pro Forma Combined
	RMB	USD	RMB	USD
Cash and cash equivalents	8,862	$1,240	1,695,759	$237,245
Investment held in Trust Account	2,112,005	295,480	-	-

Debt:
Deferred underwriting commissions	49,408	6,913	-	-
Interest-bearing bank borrowings (Assumed and New Borrowing)	-	-	2,539,330	355,265
Total debt	49,408	6,913	2,539,330	355,265

Commitments:
Class A ordinary shares subject to possible redemptions:	1,972,062	275,902	-	-

Shareholders Equity:
NFC Class A ordinary shares	-	-	-	-
NFC Class B ordinary shares	8	1	-	-
Preferred shares	-	-	-	-
Ordinary shares	-	-	92	13
Additional paid-in capital	54,576	7,636	8,616,229	1,205,455
Retained Earnings/ (Accumulated deficit)	(18,847)	(2,637)	(332,132)	(46,467)
Total shareholders’ equity	35,737	5,000	8,284,189	1,159,001
Noncontrolling interest			16,617	2,325
Total equity	35,737	5,000	8,300,806	1,161,326

Total capitalization	2,057,207	$287,815	10,840,136	$1,516,591

F-61

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in thousands, RMB)

									As of September 30, 2019
	NFC (IFRS) (1)	Healthy Harmony (IFRS) (2)	Combined	Purchase Accounting Adjustments		Pro Forma Adjustments			Pro Forma Combined
									RMB	US$
ASSETS
Cash and cash equivalents	8,862	488,676	497,538	(9,309,708)	(A1)		2,112,005	(B)	1,695,759	$237,245
				1,047,662	(A1)		(49,408)	(C)
				149,665	(A1)		(166,550)	(C)
							(150,102)	(D)
							2,144,310	(E)
							4,949,511	(F)
							(29,739)	(C), (F)
							1,358,063	(G)
							(773)	(J)
							(214)	(J)
							28,985	(J)
							(901,418)	(K)
							15,932	(L)
Restricted cash	-	24,315	24,315						24,315	3,402
Trade receivables	-	203,304	203,304						203,304	28,443
Inventories	-	57,703	57,703						57,703	8,073
Amounts due from related parties	-	29,084	29,084	-			(28,985)	(J)	99	14
Prepayments and other current assets	430	41,595	42,025	-					42,025	5,880
Total current assets	9,292	844,677	853,969	(8,112,381)			9,281,617		2,023,205	283,057

Investments held in Trust	2,112,005	-	2,112,005				(2,112,005)	(B)	-	-
Property, plant and equipment	-	1,863,001	1,863,001	157,022	(A3)				2,020,023	282,612
Goodwill	-	1,121,138	1,121,138	4,818,206	(A1),(A2), (A3)	.			5,939,344	830,945
Intangibile assets	-	1,089,634	1,089,634	1,533,392	(A3)				2,623,026	366,975
Right-of-use assets	-	1,706,081	1,706,081						1,706,081	238,690
Deferred tax assets	-	52,859	52,859						52,859	7,395
Restricted cash	-	350	350						350	49
Other non-current assets	-	79,543	79,543						79,543	11,128
Total non-current assets	2,112,005	5,912,606	8,024,611	6,508,620			(2,112,005)		12,421,226	1,737,794
TOTAL ASSETS	2,121,297	6,757,283	8,878,580	(1,603,761)			7,169,612		14,444,431	2,020,851

LIABILITIES AND EQUITY

Trade payables	1,117	87,241	88,358						88,358	12,362
Contract liabilities	-	304,364	304,364						304,364	42,582
Accrued expenses and other current liabilities	62,759	622,040	684,799				(3,366)	(C)	681,433	95,336
Amounts due to related parties	214	2,668	2,882				(987)	(J)	1,895	265
Tax payable	-	23,459	23,459						23,459	3,282
Interest-bearing bank borrowings	-	14,840	14,840				10,722	(E)	405,742	56,765
							380,180	(E)
Lease liabilities	-	89,152	89,152				-		89,152	12,473

Total current liabilities	64,090	1,143,764	1,207,854	-			386,549		1,594,403	223,065

Deferred underwriting commissions	49,408	-	49,408				(49,408)	(C)	-	-
Ordinary shares subject to possible redemption	1,972,062	-	1,972,062				(1,972,062)	(H)	-	-
Interest-bearing bank borrowings	-	380,180	380,180				2,133,588	(E)	2,133,588	298,500
							(380,180)	(E)
Contract liabilities	-	49,531	49,531						49,531	6,930
Deferred tax liabilities	-	263,927	263,927	422,604	(A3)				686,531	96,049
Lease liabilities		1,670,451	1,670,451	-					1,670,451	233,705
Other non-current liabilities	-	9,121	9,121						9,121	1,276
Total non-current liabilities	2,021,470	2,373,210	4,394,680	422,604			(268,062)		4,549,222	636,460
Total liabilities	2,085,560	3,516,974	5,602,534	422,604			118,487		6,143,625	859,525

F-62

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (cont’d)

(in thousands, RMB)

								As of September 30, 2019
	NFC (IFRS) (1)	Healthy Harmony (IFRS) (2)	Combined	Purchase Accounting Adjustments		Pro Forma Adjustments		Pro Forma Combined
								RMB	US$
Commitments

Equity
Preferred shares, $0.0001 par value	-	-	-					-	-
Class A ordinary shares, $0.0001 par value	-	-	-			-	(I)	-	-
Class B ordinary shares, $0.0001 par value	8	-	8			(8)	(I)	-	-
Ordinary Shares	-	-	-	10	(A1)	20	(H)	92	13
						8	(I)
						(9)	(K)
						49	(F)
						14	(G)
Partnership capital	-	150,586	150,586	(150,586)	(A2)	-		-	-
Additional paid in capital	54,576	3,506,373	3,560,949	(3,514,855)	(A2)	15,932	(L)	8,616,229	1,205,455
				1,047,652	(A1)	1,972,042	(H)
				149,665	(A1)	4,919,722	(C), (F)
				8,482	(A4)	(901,409)	(K)
						1,358,049	(G)
Foreign currency translation reserves	-	68,837	68,837	(68,837)	(A2)	-		-	-
Retained earnings / (accumulated deficit)	(18,847)	(502,104)	(520,951)	510,586	(A2)	(150,102)	(D)	(332,132)	(46,467)
				(8,482)	(A4)	(163,183)	(C)
						-
Total shareholders' equity	35,737	3,223,692	3,259,429	(2,026,365)		7,051,125		8,284,189	1,159,001
Non-controlling interests	-	16,617	16,617	-		-		16,617	2,325
Total equity	35,737	3,240,309	3,276,046	(2,026,365)		7,051,125		8,300,806	1,161,326
TOTAL LIABILITIES AND EQUITY	2,121,297	6,757,283	8,878,580	(1,603,761)		7,169,612		14,444,431	2,020,851

(1) Derived from the audited balance sheet of NFC as of September 30, 2019, which have been translated into RMB for purposes of convenience translation, and adjusted for the reclassification of NFC’s common stock subject to redemption as non-current liabilities under IFRS due to the nature of the common stock subject to redemption.

(2) Derived from the reviewed balance sheet of HHH as of June 30, 2019.

F-63

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2019

(in thousands, RMB, except share and per share data)

								For the Period Ended September 30, 2019
	NFC (IFRS) (1)	Healthy Harmony (IFRS) (2)	Combined	Purchase Accounting Adjustments		Pro Forma Adjustments		Pro Forma Combined
								RMB	US$
Revenues	-	1,767,080	1,767,080	-		-		1,767,080	$247,224
Operating expenses
Salaries, wages and benefits		994,386	994,386	-		-		994,386	139,120
Supplies and purchased medical services		286,934	286,934	-		-		286,934	40,144
Depreciation and amortization expense		188,910	188,910	46,452	(AA)	-		235,362	32,928
Lease and rental expenses		58,040	58,040			-		58,040	8,120
Impairment of trade receivables		7,251	7,251	-		-		7,251	1,014
Other operating expenses	68,671	254,231	322,902			(4,721)	(BB)	314,852	44,049
						(2,686)	(CC)
						(643)	(FF)
Income/(loss) from operations	(68,671)	(22,672)	(91,343)	(46,452)		8,050		(129,745)	(18,151)
Other income and expenses
Finance income	35,876	1,670	37,546	-		(36,232)	(DD)	1,314	184
Finance costs	-	(49,243)	(49,243)	-		(99,710)	(EE)	(148,953)	(20,839)
Foreign currency gain/(loss)	-	(561)	(561)	-		-		(561)	(78)
Gain on liquidation of a foreign operation	-	-	-	-		-		-	-
Other (loss)/income, net	-	31,897	31,897	-		-		31,897	4,463
Income (loss) before income taxes	(32,795)	(38,909)	(71,704)	(46,452)		(127,892)		(246,048)	(34,421)
Income tax (expense)/benefit	-	(86,084)	(86,084)	11,613	(GG)	(1,763)	(GG)	(76,234)	(10,666)
Net (loss) income	(32,795)	(124,993)	(157,788)	(34,839)		(129,655)		(322,282)	$(45,087)
Profit(loss) attributable to shareholders	(32,795)	(100,333)	(133,128)	-		-		(297,622)	(41,640)
Non-controlling interests	-	(24,660)	(24,660)	-		-		(24,660)	(3,450)

Two Class Method:
Weighted average shares outstanding of Class A ordinary shares	28,750,000
Basic and diluted net income per share, Class A	1.22
Weighted average shares outstanding of Class B ordinary shares	11,712,500.00
Basic and diluted net loss per share, Class B	(5.86)

Weighted average shares outstanding – basic and diluted								131,356,980	131,356,980
Net loss per share – basic and diluted								(2.27)	$(0.32)

(1) Derived from the unaudited statement of operations of NFC as of September 30, 2019, which have been translated into RMB for purposes of convenience translation.

(2) Derived from the unaudited statement of operations of HHH for the nine months ended June 30, 2019. See foonote 1(a).

F-64

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

(in thousands, RMB, except share and per share data)

	For the Year Ended December 31, 2018							For the Year Ended December 31, 2018
	NFC (IFRS) (1)	Healthy Harmony (IFRS) (Historical)	Combined	Purchase Accounting Adjustments		Pro Forma Adjustments		Pro Forma Combined
								RMB	US$
Revenues	-	2,058,779	2,058,779	-		-		2,058,779	299,437
Operating expenses
Salaries, wages and benefits		1,187,738	1,187,738	-		-		1,187,738	172,749
Supplies and purchased medical services		303,579	303,579	-		-		303,579	44,154
Depreciation and amortization expense		138,639	138,639	79,435	(AA)	-		218,074	31,718
Lease and rental expenses		201,670	201,670			-		201,670	29,332
Impairment of trade receivables		16,329	16,329	-		-		16,329	2,375
Other operating expenses	5,349	287,128	292,477			(160)	(BB)	288,261	41,926
						(3,637)	(CC)
						(419)	(FF)
Income/(loss) from operations	(5,349)	(76,304)	(81,653)	(79,435)		4,216		(156,872)	(22,817)
Other income and expenses
Finance income	20,358	2,543	22,901	-		(20,708)	(DD)	2,193	319
Finance costs	-	(19,420)	(19,420)	-		(127,884)	(EE)	(147,304)	(21,424)
Foreign currency gain/(loss)	-	(34,190)	(34,190)	-		-		(34,190)	(4,973)
Gain on liquidation of a foreign operation	-	26,429	26,429	-		-		26,429	3,844
Other (loss)/income, net	-	6,645	6,645	-		-		6,645	966
Income (loss) before income taxes	15,009	(94,297)	(79,288)	(79,435)		(144,376)		(303,099)	(44,085)
Income tax (expense)/benefit	-	(59,749)	(59,749)	19,859	(GG)	(862)	(GG)	(40,752)	(5,927)
Net (loss) income	15,009	(154,046)	(139,037)	(59,576)		(145,238)		(343,851)	(50,012)
Profit(loss) attributable to shareholders	15,009	(129,998)	(114,989)	-		-		(319,803)	(46,514)
Non-controlling interests	-	(24,048)	(24,048)	-		-		(24,048)	(3,498)

Two Class Method:
Weighted average shares outstanding of Class A ordinary shares	28,750,000
Basic and diluted net income per share, Class A	0.71
Weighted average shares outstanding of Class B ordinary shares	11,712,500
Basic and diluted net loss per share, Class B	(0.46)

Weighted average shares outstanding – basic and diluted								131,356,980	131,356,980
Net loss per share – basic and diluted								(2.23)	$(0.35)

(1) Derived from the audited statement of operations of NFC as of December 31, 2018, which have been translated into RMB for purposes of convenience translation.

F-65

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.            Basis of Presentation

NFC is the accounting acquirer in the business combination. Healthy Harmony constitutes a business in accordance with IFRS 3 and the business combination constitutes a change in control. Accordingly, the business combination is accounted for using the acquisition method, which requires assets acquired and liabilities assumed to be recognized at their fair values on the acquisition date. Any excess of the fair value of purchase consideration over the fair value of the assets acquired less liabilities assumed is recorded as goodwill.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance IFRS, with NFC as the accounting acquirer, and based on the historical financial statements of Healthy Harmony and NFC translated to RMB and adjusted from GAAP to IFRS. The historical financial information of NFC has been adjusted to give effect to the differences between GAAP and IFRS as issued by the IASB for the purposes of the combined unaudited pro forma financial information. No adjustments were required to convert NFC’s financial statements from GAAP to IFRS for purposes of the combined unaudited pro forma financial information, except to classify NFC Class A ordinary shares subject to redemption as non-current liabilities under IFRS. The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company after giving effect to the business combination and related transactions.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 assumes that the business combination and related transactions occurred on September 30, 2019. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 and year ended December 31, 2018 presents pro forma effect to the business combination and related transactions as if they had been completed on January 1, 2018.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 has been prepared using, and should be read in conjunction with, the following:

•	NFC’s unaudited balance sheet as of September 30, 2019 and the related notes for the nine months ended September 30, 2019, prepared in accordance with GAAP, which is included elsewhere in this proxy statement; and

•	Healthy Harmony’s unaudited interim condensed consolidated statement of financial position as of June 30, 2019 and the related notes for the six months ended June 30, 2019, prepared in accordance with IFRS and included elsewhere in this proxy statement.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 has been prepared using, and should be read in conjunction with, the following:

•	NFC’s unaudited statement of operations for the nine months ended September 30, 2019 and the related notes, prepared in accordance with GAAP, which are included elsewhere in this proxy statement; and

•	Healthy Harmony’s unaudited interim condensed consolidated statements of profit or loss and other comprehensive income/(loss) for the nine months ended June 30, 2019, prepared in accordance with IFRS.

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Notes:

1(a) The following table sets forth the calculation for HHH’s unaudited interim condensed consolidated statement of profit or loss and other comprehensive income/(loss) for nine months ended June 30, 2019 used in the Pro Forma calculation. HHH’s unaudited interim condensed consolidated statement of profit or loss and other comprehensive income/(loss) for nine months ended June 30, 2019 is derived from HHH’s unaudited interim condensed consolidated statement of profit or loss and other comprehensive income/(loss) for six month ended June 30, 2019, included elsewhere in this proxy statement, combined with HHH’s unaudited interim condensed consolidated statement of profit or loss and other comprehensive income/(loss) for three months ended December 31, 2018 (not included elsewhere in this proxy statement).

	3 months ended December 31, 2018 (Unaudited)	6 months ended June 30, 2019 (Unaudited)	9 months ended June 30,2019 (Unaudited)
Statement of Operations
Revenues	561,547	1,205,533	1,767,080
Operating expenses
Salaries, wages and benefits	(306,490)	(687,896)	(994,386)
Supplies and purchased medical services	(93,310)	(193,624)	(286,934)
Depreciation and amortization expense	(20,057)	(168,853)	(188,910)
Lease and rental expenses	(51,298)	(6,742)	(58,040)
Impairment of trade receivables	(4,035)	(3,216)	(7,251)
Other operating expenses	(98,110)	(156,121)	(254,231)
Loss from operations	(11,753)	(10,919)	(22,672)

Other income and expenses
Finance income	479	1,191	1,670
Finance costs	20,177	(69,420)	(49,243)
Foreign currency gain/(loss)	1,265	(1,826)	(561)
Other income, net	31,101	796	31,897
Income/(loss) before income taxes	41,269	(80,178)	(38,909)

Income tax expense	(45,394)	(40,690)	(86,084)

Loss for the period	(4,125)	(120,868)	(124,993)

Attributable to
Owners of the Partnership	5,536	(105,869)	(100,333)
Non-controlling interests	(9,661)	(14,999)	(24,660)
Loss for the period	(4,125)	(120,868)	(124,993)

Other comprehensive (loss)/income
Other comprehensive loss that may be reclassified to profit or loss in subsquent periods:
Exchange differences on translation of foreign operations	(27,769)	440	(27,329)
Other comprehensive (loss)/income for the period	(27,769)	440	(27,329)
	-	-	-
Total Comprehensive (loss)/income for the period	(31,894)	(120,428)	(152,322)
Attributable to
Owners of the Partnership	(22,233)	(105,429)	(127,662)
Non-controlling interests	(9,661)	(14,999)	(24,660)
	(31,894)	(120,428)	(152,322)

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 has been prepared using, and should be read in conjunction with, the following:

•	NFC’s audited statement of operations for the period from March 28 (inception) to December 31, 2018 and the related notes, prepared in accordance with GAAP, which are included elsewhere in this proxy statement; and

•	Healthy Harmony’s audited consolidated statements of profit or loss and other comprehensive income/(loss) for the year ended December 31, 2018 and the related notes, prepared in accordance with IFRS and included elsewhere in this proxy statement.

The financial statements of NFC have been translated into RMB for purposes of convenience translation in the unaudited pro forma combined financial information at the rate of RMB6.8755 to US$1.00 and RMB7.1477 to US$1.00, the respective exchange rates on December 31, 2018 and September 30, 2019 set forth in the H.10 statistical release of the Federal Reserve. The unaudited pro forma combined financial information reflects 100% acquisition of Healthy Harmony. The unaudited pro forma combined financial information assumes that the acquisition of 100% of Healthy Harmony is based on the same terms and conditions for the 99.37% provided for under the Transaction Agreement and remaining 0.63% ownership to be acquired at the Closing.

NFC’s management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the business combination.

The pro forma adjustments reflecting the consummation of the business combination and related transactions are based on certain currently available information and certain assumptions and methodologies that NFC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. NFC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the business combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the business combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of NFC and Healthy Harmony.

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2.             Accounting Policies

Upon consummation of the business combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of NFC. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.             Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the business combination and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the business combination, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the post-combination company. NFC and Healthy Harmony have not had any historical relationship prior to the business combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of NFC’s shares outstanding, assuming the business combination occurred on January 1, 2018.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2019 are as follows (in thousands):

(A) Below are the various purchase accounting related adjustments:

(A1) The following table sets forth the preliminary allocation of the estimated consideration to the identifiable tangible and intangible assets acquired and liabilities assumed, with the excess recorded as goodwill. Preliminary allocation is as follows:

Allocation of consideration

(in thousands)

	Preliminary fair value
	RMB	US$
Net Estimated Consideration	9,309,708	$1,302,476

Preliminary fair value
Cash and cash equivalents	488,676	68,368
Restricted cash	24,315	3,402
Trade receivables	203,304	28,442
Inventories	57,703	8,073
Amounts due from related parties	29,084	4,069
Prepayments and other current assets	41,595	5,819
Property, plant and equipment	2,020,023	282,612
Intangibile assets	2,623,026	366,975
Right-of-use assets	1,706,081	238,690
Deferred tax assets	52,859	7,395
Restricted cash	350	49
Other non-current assets	79,543	11,128
Total identifiable assets acquired	7,326,559	1,025,022

Trade payables	87,241	12,205
Contract liabilities - current	304,364	42,582
Accrued expenses and other current liabilities	622,040	87,027
Amounts due to related parties	2,668	373
Tax payable	23,459	3,282
Lease liabilities - current	89,152	12,473
Interest-bearing bank borrowings - current	14,840	2,076
Interest-bearing bank borrowings - noncurrent	380,180	53,189
Contract liabilities - noncurrent	49,531	6,930
Deferred tax liabilities	686,531	96,049
Lease liabilities - noncurrent	1,670,451	233,705
Other non-current liabilities	9,121	1,276
Net identifiable liabilities acquired	3,939,578	551,167

Non-controlling interests	16,617	2,325
Goodwill	5,939,344	830,946

(A2) Reflects the elimination of the historical equity balances of Healthy Harmony in accordance with the acquisition method of accounting

(A3) The following represents the adjustments to property, plant, and equipment, and intangible assets to reflect the preliminary fair market value, as well as the related increase in deferred tax liabilities. Adjustments to property, plant, and equipment, and intangible assets were calculated as follows and fair values are based on various preliminary estimates. The remaining acquired assets, liabilities and non-controlling interest will be fair valued at Closing. Since this unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates the actual amounts recorded for the acquisition may differ from the information presented:

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	Preliminary	Preliminary	Remaining
(in thousands)	Fair Value	Fair Value	Useful Lives
Intangible assets	RMB	US$
Brand Name/Trademark	1,931,700	$270,255	Infinite
Contracts with insurers	657,400	91,974	15
Software license (a)	33,926	4,746	5
Total Preliminary Fair Value	2,623,026	366,975
Carrying Value as of 6/30/2019	1,089,634	152,445
Adjustment amount	1,533,392	$214,530

(a) No preliminary fair value determined as yet. Fair value equals book value.

Property, plant and equipment
Leasehold improvement	1,255,400	$175,637	15
Medical equipment	426,396	59,655	9
Office equipment	48,778	6,824	4
Furniture and fixtures	16,433	2,299	6
Automobile	3,084	431	5
Construction in Progress	269,932	37,765
Total Preliminary Fair Value	2,020,023	282,611
Carrying Value as of 6/30/2019	1,863,001	260,643
Adjustment amount	157,022	21,968

Deferred tax liabilities
Total Preliminary Fair Value	(422,604)	$(59,124)
Carrying Value as of 6/30/2019		-
Adjustment amount	(422,604)	$(59,124)

The preliminary fair values for the brand name/trademark was determined using the Relief-from-Royalty Method, which is a combination of an income approach and market approach. The preliminary fair value for contracts with insurers was determined using the Multi-Period Excess Earnings Method, which is an income-based approach. The preliminary fair value for property, plant, and equity were determined using a cost approach, considering physical deterioration when determining current reproduction costs. The preliminary estimates of remaining average useful lives for the intangible assets and property, plant, and equipment were determined by assessing the period of economic benefit of the asset. These preliminary estimates of fair value and estimated useful lives may differ from final amounts NFC will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial information, including increases or decreases to the expected depreciation and amortization expense.

(A4) Reflects unrecognized compensation expense associated with the accelerated vesting of certain Healthy Harmony restricted stock units and options upon a change in control. These pro forma adjustments are not reflected in the unaudited pro forma combined condensed statements of operations as these amounts are not expected to have a continuing impact on the operating results of the combined company.

(B) Reflects the reclassification of RMB2,112,005 (US$295,480) of cash and marketable securities held in the NFC trust account used to fund the business combination and related transactions.

(C) Reflects the payment of transaction costs at Closing, which includes

	Amount
(in thousands)	RMB	US$
Deferred underwriting fees	(49,408)	$(6,913)
PIPE Fee	(29,739)	(4,161)
Other (Legal, advisory, admin, leakage, transaction bonus, etc.)	(163,183)	(22,830)
Accrued transaction costs	(3,367)	(471)
Total estimated transactions costs to be paid	(245,697)	$(34,375)
Transaction costs already expensed and paid	(1,354)	(189)
Total estimated transaction costs	(247,051)	(34,564)

For the amount raised through Subscription Agreements, NFC owed a 3% fee on gross proceeds received from certain investors who were introduced to NFC by specified bankers. The associated fee is an equity issuance cost which is offset against additional paid in capital.

(D) Reflects the payment of RMB114,363 (US$16,000) and RMB35,739 (US$5,000) related to the Transaction Expenses Reimbursement Amount and Fosun Expense Reimbursement Amount, respectively per the Transaction Agreement.

(E) Reflects cash proceeds from the Debt Financing used to fund the business combination and the reclass of existing IFC loans from non-current to current. Debt issuances fees are expected to be minimal so for pro forma purposes have been included in total transaction costs in note (C) above. IFC loans are expected to be settled within one year of the Closing and as such are considered current.

(F) Reflects issuance of Class A shares related to the Subscription Agreements, all of which automatically converted to NFH ordinary shares at the Closing. Shares were purchased at RMB 71 (US$10) per share for proceeds of RMB5,085,460 (US$711,482).

(G) Reflects issuance of Class A shares related to the Forward Purchase Agreements, all of which automatically converted to NFH ordinary shares at the Closing. Shares were purchased at RMB 71 (US$10) per share for proceeds of RMB1,358,063 (US$190,000). Forward purchase holders also received an additional 112,500 shares as incentive to enter into such agreements. Adjustment reflects the issuance of the additional shares.

(H) Reflects reclassification of ordinary shares subject to possible redemption to permanent equity.

(I) Reflects the conversion of NFC ordinary shares to NFH ordinary shares at Closing.

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(J) Reflects settlement of amounts due from/to related parties at the Closing. Settlements reflect amounts due to Healthy Harmony from senior executives and amounts payable to Fosun Seller and TPG Seller for management fees owed. Settlement by NFC for the amount associated with fees owed under the administrative services agreement.

(K) Reflects the actual redemption of 12,234,068 public shares. (L) Reflects HHH’s transaction expense leakage adjustment after closing.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and year ended December 31, 2018 are as follows (in thousands):

(AA) Reflects the incremental depreciation and amortization expense recorded as a result of property, plant and equipment and intangible assets acquired in the business combination.

(BB) Reflects the elimination of non-recurring transaction related costs incurred.

(CC) Reflects the elimination of Healthy Harmony’s monitoring fees incurred during the period indicated that are not expected to be incurred subsequent to the Closing.

(DD) Reflects the elimination of interest income on the NFC trust account and interest income on amounts due from related parties of Healthy Harmony.

(EE) Reflects the interest expense for the new debt financing which was calculated based on the following:

(in thousands)	New Debt
	RMB	US$
Amount utilized	2,144,310	$300,000
Stated rate (1)	6.20%
Term	7 Years
Effective rate	6.35%
Interest payment terms	Quarterly
Interest expense (9-months ended 9/30/2019)	99,710	$13,950
Interest expense (12-months ended 12/31/2018)	127,884	$18,600

(1)	The term facility accrues interest at a rate of 126.53% of the applicable PBOC benchmark annual interest rate for loans denominated in RMB and with the tenors of over five years (the PBOC Benchmark Rate), subject to annual adjustment to reflect the PBOC benchmark annual interest rate applicable on 1 January each year. As of the date of the commitment letter, the interest rate is 6.20% p.a.

As the interest rate is subject to change, the company performed a sensitivity analysis to determine the change in interest expense:

(in thousands)	as of September 30, 2019
	Increase by 0.125%	Decrease by 0.125%
RMB
Interest expense	101,719	97,738
Change in interest expense	2,009	(1,972)

USD
Interest expense	$14,231	$13,674
Change in interest expense	$281	$(276)

(in thousands)	as of December 31, 2018
	Increase by 0.125%	Decrease by 0.125%
RMB
Interest expense	130,463	125,347
Change in interest expense	2,579	(2,537)

USD
Interest expense	$18,975	$18,231
Change in interest expense	$375	$(369)

(1) The term facility accrues interest at a rate of126.53% of the applicable PBOC benchmark annual interest rate for loans denominated in RMB and with the tenors of over five years (the PBOC Benchmark Rate), subject to annual adjustment to reflect the PBOC benchmark annual interest rate applicable on 1 January each year. As of the date of the commitment letter, the interest rate is 6.20% p.a.

(FF) Reflects the elimination of administrative services expenses for office space, secretarial and administrative services paid monthly to an affiliate of the NFC Sponsor that will cease upon the Closing.

(GG) Reflects income tax effect of pro forma adjustments using a blended statutory tax rate of 25% for adjustments related to business activities in China by UFH and 0% tax rate for any adjustments related to business activities by NFC.

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4. Loss per share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the business combination, assuming the shares were outstanding since January 1, 2018. As the business combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the business combination have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods. No potentially dilutive shares were identified in the pro forma financial statements, nor would there be dilution as the Company is in a loss position.

The loss per share after taking into effect the Business Combination for the nine months ended September 30, 2019 and year ended December 31, 2018:

	Nine Months Ended September 30, 2019		Year Ended December 31, 2018
	Pro forma Combined		Pro forma Combined
	RMB	USD	RMB	USD
Pro forma net loss	(297,622)	$(41,640)	(319,803)	$(46,514)

Weighted average ordinary shares outstanding - Basic and diluted	131,356,980	131,356,980	131,356,980	131,356,980

Net loss per ordinary share - Basic and Diluted (1)	(2.27)	$(0.32)	(2.23)	$(0.35)

(1) For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding warrants are exchanged ordinary shares. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted earnings per share.

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